 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998

                                      REGISTRATION STATEMENT NO. 333-41597
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                               CLIENTLINK, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
        DELAWARE                    7373                    75-2445706
       (STATE OF             (PRIMARY STANDARD           (I.R.S. EMPLOYER
     INCORPORATION)              INDUSTRIAL             IDENTIFICATION NO.)
                            CLASSIFICATION CODE
                                  NUMBER)
                               ----------------

           3025 WINDWARD PLAZA, SUITE 200, ALPHARETTA, GA 30005
     (ADDRESS, INCLUDING ZIP AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               JAMES H. HAMILTON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CLIENTLINK, INC.
                        3025 WINDWARD PLAZA, SUITE 200

                           ALPHARETTA, GA 30005
                                (770) 663-3900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
        J. ROWLAND COOK, ESQ.                   DOM H. WYANT, ESQ.
      MICHAEL J. PENDLETON, ESQ.
      JENKENS & GILCHRIST, P.C.             MARK L. HANSON, ESQ.
                                            JONES, DAY, REAVIS & POGUE
       2200 ONE AMERICAN CENTER                3500 SUNTRUST PLAZA
         600 CONGRESS AVENUE                303 PEACHTREE STREET, N.E.
       AUSTIN, TEXAS 78701-3248               ATLANTA, GEORGIA 30308
            (512) 499-3800                        (404) 521-3939
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                               PROPOSED        PROPOSED
                                 AMOUNT        MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF         TO BE      OFFERING PRICE     AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED(1)   PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------
  Common Stock, $.01 par       2,300,000
  value per share                shares         $12.00        $27,600,000          $8,142
------------------------------------------------------------------------------------------------

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(1) Includes 300,000 shares that may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(3) A registration fee of $5,900 has previously been paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION DATED JANUARY 16, 1998

                             2,000,000 SHARES

                       [LOGO OF CLENTLINK APPEARS HERE]

                                  COMMON STOCK

  Of the 2,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), offered hereby (the "Offering"), 1,500,000 shares are being sold by ClientLink, Inc. ("ClientLink" or the "Company") and 500,000 shares are being sold by certain stockholders of the Company named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of factors related to the determination of the initial public offering price. Application has been made to approve the Common Stock for listing on the Nasdaq National Market under the symbol "CLNK."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share........................    $          $            $           $
--------------------------------------------------------------------------------
Total(3).........................   $          $            $           $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $425,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
    be $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters named herein subject to prior sale when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing
such shares will be made on or about            , 1998.

THE ROBINSON-HUMPHREY COMPANY                                    LEHMAN BROTHERS

             , 1998

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus, including "Risk Factors," "Selected Financial Data" and the Company's Financial Statements and the Notes thereto. Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to a 3 for 1 stock split effective in December 1994 and (iii) gives effect to a 1.57 for 1 stock split effective as of December 4, 1997.

                                  THE COMPANY

  ClientLink designs, develops and implements customized information technology ("IT") solutions for organizations with mission-critical business processing needs. The Company's client/server and Internet/intranet-based applications are designed to improve an organization's business processes and performance. The Company offers IT solutions using an operating model that integrates client personnel in the development process, leverages the Company's centralized application development center and addresses specific key business functions. The Company targets clients with business processing needs in such areas as data collection and reporting, financial applications, inventory management, sales commission calculation, sales force automation and sales pricing. The Company's principal clients include The Gillette Company, Green Tree Financial Corporation ("Green Tree"), Hewlett-Packard Company, Honda of America, MCI Telecommunications Corporation ("MCI"), National Data Corporation and Plantation Pipe Line Co.

  The Company's application development framework encompasses a series of development phases that enables the Company to create integrated, customized solutions. This framework is designed to improve the utility of the Company's solutions, as well as to identify, address and resolve uncertainties early in the development process. The framework consists of four phases: Definition, Detailed Design, Development and Implementation. While the application development framework is designed as an integrated approach, each phase may involve a separate contractual commitment and concludes with the delivery of a discrete value-added deliverable. The Company performs the Definition Phase on a time and materials basis and generally prices each subsequent phase separately on either a time and materials basis or pursuant to fixed-price, fixed-timeframe contracts. In addition, the Company complements its application development services by offering separately-priced post-implementation support services such as software enhancements and upgrades.

  In order to develop and maintain a competitive advantage, organizations continually seek to improve their product and service offerings, as well as the processes by which they are delivered. Most of these critical business processes are dependent on advanced information technology systems and complementary software. Often, however, currently available software applications do not specifically address these critical business processes. As a result, there are a number of current trends which the Company believes are compelling organizations to seek the services of external IT consultants to design, develop and integrate customized software applications. These trends include the increasing complexity of implementing client/server solutions, pressure to minimize overall IT costs and clients' desire to influence the development of solutions. As a result of these and other trends, the United States market for application development, implementation/integration and IT consulting services is large and growing. In November 1996, Dataquest, an industry research organization, estimated that the U.S. market for these services will reach $50.9 billion in revenue in 2000, which implies compound annual growth of 14.9% from the estimated 1997 level of $33.6 billion in revenue.

  The Company's objective is to be a leader in developing and implementing high-quality, customized IT solutions that address the core business needs of its clients. To achieve this objective, the Company seeks to focus on the following growth strategies: (i) expand relationships with existing clients,
(ii) focus on fixed-price, fixed-timeframe projects, (iii) attract and retain highly skilled personnel, (iv) expand its geographic presence, (v) provide post-implementation support and hosting of applications and (vi) increase its sales and marketing efforts.

  ClientLink was incorporated in Delaware in July 1992 under the name "CompuCom Acquisition Corporation of Texas." The Company's name was changed to ClientLink, Inc. in August 1994. The Company's executive offices are located at 3025 Windward Plaza, Suite 200, Alpharetta, Georgia 30005.

                                  RISK FACTORS

  For a discussion of certain information that should be considered by prospective investors in connection with an investment in the Common Stock, see "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company..........  1,500,000 shares
Common Stock offered by the Selling            500,000 shares
 Stockholders................................
Common Stock to be outstanding after the       6,836,430 shares(1)
 Offering....................................
Use of proceeds..............................  For capital expenditures, to pursue geographic expansion by establishing
                                               additional application development centers,
                                               and for working capital and other general
                                               corporate purposes.
Proposed Nasdaq National Market symbol.......  CLNK

--------

(1) Based on the number of shares outstanding as of January 15, 1998. Does not include (i) 359,530 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1994 Stock Option Plan and (ii) 916,600 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1997 Incentive Plan. See "Management--Stock Incentive Plans."

                    RELATIONSHIP WITH COMPUCOM SYSTEMS, INC.

  Since inception, the Company has been a subsidiary of CompuCom Systems, Inc. ("CompuCom"), one of the Selling Stockholders. CompuCom is a provider of network integration services and distributed desktop products to large corporate customers nationwide. Upon completion of the Offering, CompuCom and its directors and executive officers will beneficially own more than 50% of the Company's outstanding Common Stock, and CompuCom will be the Company's largest stockholder. So long as CompuCom beneficially owns a majority of the outstanding Common Stock, CompuCom will have the voting power to elect the Company's entire Board of Directors and will have the practical ability to control all other matters requiring stockholder approval, even where such matters may not be advantageous to the other stockholders. Four of the seven members of the Board of Directors of the Company are directors or executive officers of CompuCom or CompuCom's largest stockholder. Furthermore, the Senior Vice President of Finance and Chief Financial Officer of CompuCom also serves as Chief Financial Officer, Secretary and a director of the Company. Since 1994, CompuCom has provided capital and management and administrative services to the Company, and the Company's employees have participated in a number of employee benefit plans maintained by CompuCom, all in return for certain fees. While the Company intends to reduce its dependence upon CompuCom for management and administrative services, in order to assure the continued provision of these services after the completion of the Offering, the Company has entered into certain agreements pursuant to which CompuCom will continue to provide certain of such services. See "Risk Factors--Control by and Relationship with CompuCom," "Management" and "Relationship Between the Company and CompuCom-- Certain Transactions."

                             SUMMARY FINANCIAL DATA

                               PERIOD FROM
                              MARCH 25, 1994
                               (INCEPTION)
                                 THROUGH          YEAR ENDED DECEMBER 31,
                               DECEMBER 31,  ---------------------------------
                                   1994         1995       1996       1997
                              -------------- ---------- ---------- -----------
STATEMENT OF INCOME DATA:
Revenue:
  Service ...................   $2,496,342   $5,682,236 $8,406,111 $13,524,397
  Product ...................        8,067      292,239    610,132     197,502
                                ----------   ---------- ---------- -----------
    Total revenue............   $2,504,409   $5,974,475 $9,016,243 $13,721,899
Operating expenses:
  Project related expenses...    1,832,104    3,855,186  5,492,114   7,131,685
  Cost of products sold......        8,067      292,239    610,132     197,502
  Depreciation and
   amortization..............       50,160      141,919    210,004     326,659
  General and administrative.      489,159    1,048,544  1,708,750   2,266,094
  Nonrecurring compensation
   expense(1)................                                        1,200,000
                                ----------   ---------- ---------- -----------
    Total operating expenses.    2,379,490    5,337,888  8,021,000  11,121,940
                                ----------   ---------- ---------- -----------
Income from operations.......      124,919      636,587    995,243   2,599,959
Interest expense (income) to
 (from) stockholder..........       25,519       76,319     94,952     (18,330)
                                ----------   ---------- ---------- -----------
Income before income taxes...       99,400      560,268    900,291   2,618,289
Income taxes.................       39,760      222,987    358,316   1,015,896
                                ----------   ---------- ---------- -----------
Net income...................   $   59,640   $  337,281 $  541,975 $ 1,602,393
                                ==========   ========== ========== ===========
Earnings per common share:
  Basic......................   $     0.01   $     0.07 $     0.10 $      0.30
  Diluted....................   $     0.01   $     0.06 $     0.09 $      0.27
Average common shares
 outstanding:
  Basic......................    4,747,680    4,763,814  5,336,430   5,336,430
  Diluted....................    5,626,359    5,663,714  5,861,330   5,861,330

                                                           DECEMBER 31, 1997
                                                       -------------------------
                                                         ACTUAL   AS ADJUSTED(2)
                                                       ---------- --------------
BALANCE SHEET DATA:
Working capital....................................... $1,458,068  $16,378,068
Total assets..........................................  6,449,391   21,369,391
Total stockholders' equity............................  2,819,414   17,739,414

--------

(1) See "Management--Employment Agreements" and Note 13 to the Company's Financial Statements.

(2) As adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company pursuant to the Offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the net proceeds therefrom.

                                 RISK FACTORS

  An investment in the Common Stock of the Company involves certain risks. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered by this Prospectus. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements as a result of various factors, including but not limited to those set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER CONCENTRATION

  The Company has derived, and anticipates that it will continue to derive, a significant portion of its revenues from a limited number of large clients with multiple ongoing and new projects. In 1997, the Company derived approximately 91% of its revenues from a series of contracts with its two largest clients. In addition, revenues from a given client may constitute a significant portion of the Company's total revenues for a particular quarter. The volume of work performed for specific clients is likely to vary from year to year, and there can be no assurance that a significant client in one year will utilize the Company's services in a subsequent year. In addition, although the revenue provided to the Company by its large clients generally is attributable to individual contracts entered into with multiple autonomous departments, there can be no assurance that these clients or departments will continue to utilize the services of the Company. Furthermore, no prediction can be made as to whether or not the pending merger of MCI, one of the Company's largest clients, with WorldCom Inc. will have an adverse impact on the Company's relationship with MCI. The loss of any large client could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON CHIEF EXECUTIVE OFFICER

  The Company's success will depend in large part upon the continued services of its Chief Executive Officer, James H. Hamilton. The Company's employment contract with Mr. Hamilton provides that his employment is terminable at will by either party. The loss of Mr. Hamilton's services and any resulting loss in clients or potential clients would have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains a policy of "key man" insurance on Mr. Hamilton, there can be no assurance that the proceeds from this policy will adequately compensate the Company in the event that the Company loses the services of Mr. Hamilton. There can be no assurance that the Company will retain the services of Mr. Hamilton or any of its other key employees or that the departure of one or more key employees would not have a material adverse effect on the Company. See "Management."

MANAGEMENT OF GROWTH AND PROJECTS

  The Company's growth has placed significant demands on its management and other resources. From the beginning of 1995 through January 13, 1998, the Company's staff has increased from 25 to 90 full-time employees. Furthermore, the Company intends to continue to expand its operations and to enter new geographic markets. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems and business development capabilities, as well as to train, motivate and manage its employees and independent contractors. In addition, the Company's future success will depend in large part on its ability to continue to operate profitably under fixed-price, fixed-timeframe contracts, maintain high rates of labor utilization and maintain project quality as the average size of the Company's projects continues to increase. If the Company is unable to manage its growth or projects effectively, such inability could have a material adverse effect on the quality of the Company's services and products, on its ability to retain key personnel and on its business, financial condition or results of operations.

NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF

  The Company's business is labor intensive. The Company's success will depend in large part upon the Company's ability to attract, retain, train and motivate highly-skilled employees, particularly software engineers, consultants and project managers. There is significant competition for employees who have the skills required to perform the services the Company offers. Qualified software engineers, consultants and project managers are in great demand and are likely to remain a limited resource for the foreseeable future. In addition, approximately 25% of the Company's labor is obtained through independent contractors who provide development engineering services. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, retaining, training and motivating the employees it is able to attract or in engaging a sufficient level of independent contractors to meet its needs. The Company's inability to do so could impair its ability to adequately manage and complete its existing projects and to bid for or obtain new projects, and could adversely affect the Company's business, financial condition or results of operations. See "Business--Human Resources."

LIMITED OPERATING HISTORY; UNCERTAINTY OF FUTURE FINANCIAL RESULTS

  The Company commenced operations in early 1994 and has had a limited operating history. Despite the fact that the Company has recognized increasing revenue since its inception, there can be no assurance that the Company will continue to sustain such growth or maintain profitable levels of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's revenues and earnings may fluctuate from quarter to quarter based upon such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. Although the Company's use of independent contractors generally allows it to adjust the size of its workforce as needed, a high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed and do not tend to fluctuate on a quarterly basis. As a result, unanticipated variations in the number, or progress toward completion, of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An unanticipated termination of a major project, a client's decision not to proceed with a project as anticipated by the Company or the completion during a quarter of multiple large projects, could require the Company to incur expenses related to underutilized employees and could therefore have a material adverse effect on the Company's business, financial condition or results of operations.

CONTROL BY AND RELATIONSHIP WITH COMPUCOM

  Upon completion of the Offering, CompuCom and its directors and executive officers will beneficially own more than 50% of the Company's outstanding Common Stock, and CompuCom will be the Company's largest stockholder. So long as CompuCom beneficially owns a majority of the outstanding Common Stock, CompuCom will have the voting power to elect the Company's entire Board of Directors and will have the practical ability to control all other matters requiring stockholder approval, even where such matters may not be advantageous to the other stockholders. However, CompuCom will not have any rights or preferences as compared to any other stockholder of the Company, other than those it may have by reason of the number of shares of Common Stock it owns and pursuant to the Registration Rights Agreement described elsewhere herein. Four of the seven members of the Board of Directors of the Company are directors or executive officers of CompuCom or CompuCom's largest stockholder. Furthermore, the Senior Vice President of Finance and Chief Financial Officer of CompuCom also serves as Chief Financial Officer, Secretary and a director of the Company. Conflicts of interest may arise between the Company and CompuCom in a number of areas relating to their past and ongoing relationships, including potentially competitive business activities, marketing functions, tax and employee benefit matters, indemnity arrangements, registration rights, sales or distributions by CompuCom of its remaining shares of Common Stock and the exercise by CompuCom of its ability to control the management and affairs of the Company. There can be no assurance that any such conflicts will be resolved in favor of the Company. See "Shares Eligible for Future Sale" and "Relationship Between the Company and CompuCom--Certain Transactions."

  Subject to the restrictions of applicable law and except as provided in any applicable lock-up agreement, after completion of the Offering, CompuCom may sell any or all of the shares of Common Stock then owned by it. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise capital by issuing equity securities. See "Principal and Selling Stockholders," "Underwriting" and "Shares Eligible for Future Sale."

FIXED-PRICE, FIXED-TIMEFRAME CONTRACTS

  An important element of the Company's strategy is to expand the portion of its revenues generated from fixed-price, fixed-timeframe contracts. In connection with such contracts, however, the Company's failure to accurately estimate the resources required for a particular project or the failure to complete the Company's contractual obligations as set forth in the project plan could adversely affect the Company's overall profitability, damage existing client relationships or have a material adverse effect on the Company's business, financial condition or results of operations. In addition, although the Company generally seeks to adjust its fees in the event that unforeseen developments lead to higher than anticipated costs under fixed-price contracts, there can be no assurance that the Company will be successful in obtaining such adjustments.

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGES

  The Company has derived substantially all of its revenue from projects based primarily on client/server architectures. The client/server market is continuing to develop and is subject to rapid change. The Company's near-term success is dependent in part on the continued acceptance of information processing systems that use client/server architectures. Any factors negatively affecting the acceptance of client/server architectures could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's longer-term success will depend to a large extent on its ability to anticipate and develop solutions that keep pace with changes in technology, evolving industry standards and changing client preferences. The Company's failure to anticipate and address these developments could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that products, technologies or services developed by third parties will not render the information technology services of the Company noncompetitive or obsolete. See "Business--Application Development Framework."

COMPETITION

  The market for the Company's services is highly competitive. Generally, the Company's main competitors are the internal IT departments of its clients. In addition, the Company currently competes with consulting and software integration firms, including Andersen Consulting, Computer Sciences Corporation, Deloitte & Touche LLP, IBM Global Professional Services, Inc., Perot Systems, Inc. and SHL Systemhouse, Inc. (a subsidiary of MCI). Many of these companies have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants in its markets. The Company believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff, the development of services that are competitive with those of the Company's services and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete successfully with its competitors. See "Business--Competition."

INTELLECTUAL PROPERTY RIGHTS

  The Company's success is dependent in part upon its object library, development tools and other intellectual property rights. The Company relies upon a combination of trade secret, copyright and trademark laws and contractual arrangements to protect its intellectual property rights. The Company generally enters into confidentiality agreements with its employees, contractors and clients. While the Company believes that it takes appropriate steps to detect and deter any misappropriation of its intellectual property, there can be no assurance that the Company will be able to detect all unauthorized uses of, or otherwise successfully protect, its intellectual property rights. See "Business--Intellectual Property Rights."

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. As a result, computer systems and software programs used by many companies, including companies for which the Company may have performed services, may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance. Although the Company currently offers products that are designed to be Year 2000 compliant, there can be no assurance that the Company's software products, or products used by the Company, contain all necessary date code changes. In addition, the Company has warranted, and may in the future warrant, to certain customers that its products will be Year 2000 compliant, and the failure of such products to be Year 2000 compliant could have a material adverse effect on the Company's business, financial condition or results of operations.

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined through negotiations among representatives of the Company, the Selling Stockholders and the Underwriters, and does not necessarily reflect the price at which the Common Stock will trade after completion of the Offering. The stock markets have from time to time experienced significant price and volume fluctuations and there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The Company believes that factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities industry analysts and announcements of material events by the Company, its major clients or its competitors, as well as general industry or economic conditions, may cause the market price of the Common Stock to fluctuate, perhaps substantially. See "Underwriting."

SIGNIFICANT MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

  The Company plans to use the net proceeds from the Offering primarily for capital expenditures, to pursue geographic expansion by establishing additional application development centers, and for working capital and other general corporate purposes. The Company does not believe that it can accurately estimate the amounts to be used for each purpose at this time. The exact uses of the net proceeds and the actual amounts allocated for such uses will, therefore, be subject to the discretion of the Company's management. See "Use of Proceeds."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's First Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions which may make a change in control of the Company more difficult, even if a change in control were in the best interests of its stockholders. The Company's Board of Directors may determine the terms of preferred stock that may be issued by the Company without approval of the holders of the Common Stock, and as a result may enable the Board of Directors to prevent changes in management and control of the Company. In addition, the terms of the Company's Board of Directors are staggered, whereby approximately one-third of the directors are elected each year. The inability of the stockholders to replace the entire Board of Directors in one year may prevent or delay changes in the management and control of the Company. See "Description of Capital Stock."

DILUTION

  The purchasers of the Common Stock in the Offering will experience immediate and substantial dilution of $8.41 per share in the net tangible book value per share based upon an assumed initial public offering price of $11.00 per share. See "Dilution." In addition, if the Company issues additional shares of Common Stock in the future, including shares that may be issued in connection with future acquisitions or upon the exercise of stock options which are currently outstanding or which may be granted in the future under the Company's stock incentive plans, purchasers of Common Stock in the Offering may experience further dilution in net tangible book value per share of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  The Company, its executive officers and directors and certain stockholders have agreed that they will not sell or otherwise dispose of any shares of Common Stock without the consent of the Underwriters for a period of 180 days from the date of this Prospectus. Following such period, an aggregate of 4,822,300 shares of Common Stock will be eligible for immediate resale by the existing stockholders, subject to the notice, manner of sale, volume limitations and current public reporting requirements imposed by Rule 144 under the Securities Act. Sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following the Offering could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future on terms it deems appropriate. See "Shares Eligible for Future Sale," "Principal and Selling Stockholders" and "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby are estimated to be $14,920,000 ($17,989,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company plans to use the net proceeds from the Offering primarily for capital expenditures, to pursue geographic expansion by establishing additional application development centers, and for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds of the Offering to fund acquisitions of complementary businesses, products or technologies, although there are currently no plans, commitments or understandings with respect to any such transactions. Pending such uses, the Company intends to invest such funds in short-term, investment-grade, interest-bearing instruments. The Company does not believe that it can accurately estimate the amounts to be used for each purpose at this time. See "Risk Factors--Significant Management Discretion as to Use of Proceeds."

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and currently intends to retain all available funds for use in the operation and expansion of its business. The Company does not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, any credit arrangements which the Company may establish with third party sources of financing may contain, among other provisions, restrictions that prohibit the Company from paying cash dividends or making other distributions of assets to stockholders.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered by the Company in the Offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discount and offering expenses. This table should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                           DECEMBER 31, 1997
                                                         ----------------------
                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
Long-term debt, less current portion.................... $          $
Stockholders' equity
  Preferred stock, par value $0.01 per share, 2,000,000
   shares
   authorized; no shares outstanding....................
  Common stock, par value $0.01 per share, 25,000,000
   shares
   authorized; 5,336,430 shares outstanding, actual;
   6,836,430 shares outstanding, as adjusted(1).........     53,364      68,364
  Additional paid-in capital............................    261,861  15,166,861
  Retained earnings.....................................  2,504,189   2,504,189
                                                         ---------- -----------
    Total stockholders' equity.......................... $2,819,414 $17,739,414
                                                         ========== ===========
    Total capitalization................................ $2,819,414 $17,739,414
                                                         ========== ===========

--------

(1) Does not include shares of Common Stock issuable upon exercise of stock options outstanding under the Company's stock incentive plans. See "Management--Stock Incentive Plans."

                                   DILUTION

  At December 31, 1997, and based on the 5,336,430 shares of Common Stock outstanding on that date, the net tangible book value of the Company was approximately $2.8 million or $0.52 per share of Common Stock. "Net tangible book value per share" represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

  Dilution in net tangible book value per share represents the difference between the amount paid by purchasers of shares of Common Stock in this Offering and the net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the estimated public offering price range), and after deducting the estimated underwriting discount and offering expenses payable by the Company, the net tangible book value of the Company at December 31, 1997 would have been approximately $17.7 million or $2.59 per share. This amount represents an immediate increase in net tangible book value of $2.07 per share of Common Stock to existing stockholders and an immediate dilution in net tangible book value of $8.41 per share to purchasers of Common Stock in the Offering as illustrated in the following table:

      Assumed initial public offering price per share.............       $11.00
        Net tangible book value per share at December 31, 1997.... $0.52
        Increase per share attributable to the new investors......  2.07
                                                                   -----
      Net tangible book value per share after this Offering.......         2.59
                                                                         ------
      Dilution of net tangible book value per share to new
       investors..................................................       $ 8.41
                                                                         ======

  The following table sets forth, since the Company's incorporation in 1992, the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share paid by the existing stockholders and to be paid by new investors purchasing shares of Common Stock in this Offering assuming an initial public offering price of $11.00 per share:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing stockholders(1).... 5,336,430  78.1%  $   315,225   1.9%     $ 0.06
New investors............... 1,500,000  21.9%   16,500,000  98.1%     $11.00
                             --------- ------  ----------- ------
    Total................... 6,836,430 100.0%  $16,815,225 100.0%

--------

(1) Based on the number of shares outstanding as of December 31, 1997. Does not include shares of Common Stock issuable upon exercise of stock options outstanding under the Company's stock incentive plans. See "Management-- Stock Incentive Plans."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data for the Company as of the dates and for the periods indicated. The Statement of Income Data for the years ended December 31, 1995, 1996 and 1997 and the Balance Sheet Data at December 31, 1996 and 1997 have been derived from the Company's financial statements for such years, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, included elsewhere in this Prospectus. The Statement of Income Data for the period from March 25, 1994 (inception) to December 31, 1994 and the Balance Sheet Data at December 31, 1995 are derived from the Company's financial statements not included herein, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The following table also sets forth selected unaudited financial data for the Company as of December 31, 1994 and HMP Software Solutions, Inc. ("HMP"), which may be deemed to be a predecessor to the Company. The following selected financial data should be read in conjunction with the Company's Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Company was incorporated in July 1992 and financial information prior to inception is insignificant.

                             HMP SOFTWARE
                          SOLUTIONS, INC.(1)               CLIENTLINK, INC.
                          ------------------ ---------------------------------------------
                                             PERIOD FROM
                           PERIOD FROM JAN.   MARCH 25,
                               10, 1994         1994
                             (INCEPTION)     (INCEPTION)            YEAR ENDED
                               THROUGH         THROUGH             DECEMBER 31,
                              MARCH 24,       DEC. 31,   ---------------------------------
                                 1994           1994        1995       1996       1997
                          ------------------ ----------- ---------- ---------- -----------
STATEMENT OF INCOME
 DATA:
Revenue:
 Service................       $488,913      $2,496,342  $5,682,236 $8,406,111 $13,524,397
 Product................                          8,067     292,239    610,132     197,502
                               --------      ----------  ---------- ---------- -----------
Total revenue...........        488,913       2,504,409   5,974,475  9,016,243  13,721,899
Operating expenses:
 Project related
  expenses..............        258,150       1,832,104   3,855,186  5,492,114   7,131,685
 Cost of products sold..                          8,067     292,239    610,132     197,502
 Depreciation and
  amortization..........                         50,160     141,919    210,004     326,659
 General and
  administrative........         66,224         489,159   1,048,544  1,708,750   2,266,094
 Nonrecurring
  compensation
  expense(2)............                                                         1,200,000
                               --------      ----------  ---------- ---------- -----------
  Total operating
   expenses.............        324,374       2,379,490   5,337,888  8,021,000  11,121,940
                               --------      ----------  ---------- ---------- -----------
Income from operations..        164,539         124,919     636,587    995,243   2,599,959
Interest expense
 (income) to (from)
 stockholder............         (5,973)         25,519      76,319     94,952     (18,330)
                               --------      ----------  ---------- ---------- -----------
Income before income
 taxes..................        170,512          99,400     560,268    900,291   2,618,289
Income taxes............         68,204          39,760     222,987    358,316   1,015,896
                               --------      ----------  ---------- ---------- -----------
Net income..............       $102,308      $   59,640  $  337,281 $  541,975 $ 1,602,393
                               ========      ==========  ========== ========== ===========
Earnings per common
 share:
 Basic..................                     $     0.01  $     0.07 $     0.10 $      0.30
 Diluted................                     $     0.01  $     0.06 $     0.09 $      0.27
Average common shares
 outstanding:
 Basic..................                      4,747,680   4,763,814  5,336,430   5,336,430
 Diluted................                      5,626,359   5,663,714  5,861,330   5,861,330

                                                  DECEMBER 31,
                                   --------------------------------------------
                                      1994        1995       1996       1997
                                   ----------  ---------- ---------- ----------
BALANCE SHEET DATA:
Working capital (deficit)......... $ (239,972) $1,103,686 $  998,104 $1,458,068
Total assets......................  1,356,403   3,240,452  2,757,704  6,449,391
Long-term debt, less current
 portion..........................              1,148,619    587,511
Total stockholders' equity........     69,630     657,046  1,199,021  2,819,414

--------

(1) The Company commenced operations in March 1994 after hiring the former employees of HMP, including Mr. Hamilton, and purchasing certain assets from HMP. See Note 1 to the Company's Financial Statements.

(2) See "Management--Employment Agreements" and Note 13 to the Company's Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding Selected Financial Data. Moreover, this Prospectus contains "forward-looking" statements regarding revenues, operating expenses, earnings, growth rates and certain business trends that are subject to risks and uncertainties that could cause actual results to differ materially from the results described herein. Recipients of this document are cautioned to consider these risks and uncertainties and not to place undue reliance on these forward-looking statements. Additionally, the Company's Financial Statements and the Notes thereto, as well as other data included in this Prospectus, should be read and analyzed in combination with the analysis below.

OVERVIEW

  ClientLink designs, develops and implements customized IT solutions for organizations with mission-critical business processing needs. Since its inception in 1994, the Company has operated as a majority-owned subsidiary of CompuCom. As such, the Company has relied on CompuCom for a number of administrative services, including, without limitation: general administration, payroll, financial reporting, sales and income tax reporting, accounts payable, insurance and human resources services. As consideration for these services, the Company has historically paid CompuCom a management fee equal to 2.5% of revenues. In addition, the Company has relied upon CompuCom for its financing needs. The Company has a $2.5 million line of credit with CompuCom and is charged interest at an annual rate of prime plus 1% on its outstanding balance under this line. The Company intends to terminate this line of credit prior to consummation of the Offering. The Company believes that the management fee and interest rate charged by CompuCom approximates the charges that it would have incurred had it contracted for these services independently. The Company has entered into an Administrative Services Agreement, effective during the period from January 1, 1998 to December 31, 1999, pursuant to which CompuCom will provide selected administrative services to the Company in return for a fixed fee of $15,000 per month in 1998 and $7,500 per month in 1999.

  Historically, the Company has generated the majority of its revenue from services performed on a time and materials basis. For the years ended December 31, 1995, 1996 and 1997, time and materials billings represented approximately 70%, 50% and 71% of the Company's revenue, respectively, while fixed-price, fixed-timeframe billings represented approximately 30%, 50% and 29% of revenue, respectively. The Company expects the percentage of its revenue generated by fixed-price, fixed-timeframe contracts to account for a larger percentage of its total revenue in the future. However, as the initial phases of fixed-price, fixed-timeframe projects are usually billed on a time and materials basis, the percentage of revenue derived on a fixed-price, fixed-timeframe basis for any particular quarter may vary depending on the number of projects in process and the phases in progress for each project. The Company uses an internally developed estimation process to determine its proposed fixed price for a project. This process takes into account standard billing rates and the risks associated with the particular project, such as the number and type of key functions to be developed, the technology environment and application type to be applied, the project's timetable and the overall technical complexity of the project. The Company attempts to align the timing of billings for fixed-price, fixed-timeframe contracts with the amount of resources required based on the project plan in order to stabilize its cash flows.

  The Company recognizes revenue from fixed-price, fixed-timeframe projects using the percentage of completion method, which requires revenue to be recognized over the term of a contract based on the percentage of work completed. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the fiscal period in which the changes become known. Although the Company from time to time has been required to make revisions to its work completion estimates, none of these revisions has had a material adverse effect on the Company's operating results. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which the losses are determined. See "Risk Factors--Fixed-Price, Fixed-Timeframe Contracts".

  Although the Company does not generally sell computer products, it has occasionally sold computer hardware and software licenses to its clients as an accommodation. These products are usually sold at the Company's cost and thus do not generate any profit for the Company. These sales are reported as product revenue in the Statements of Income based on the shipment dates. The Company does not intend to actively market computer products and consequently does not expect product sales to be material in future periods. For the years ended December 31, 1996 and 1997, product sales represented 6.8% and 1.4% of total revenue, respectively.

  Project related expenses represent the most significant expense that the Company incurs. These expenses consist primarily of labor costs for personnel, whether full-time employees or contract development engineers, dedicated to specific client assignments and are relatively fixed in advance of any particular quarter. The Company utilizes contract development engineers to provide it with greater flexibility in adjusting staffing levels when necessary. However, the Company must maintain a sufficient number of professionals to oversee existing client projects and to help secure new business. Accordingly, the unexpected termination of a large client project could result in under-utilized employees and materially impact the Company's results of operations.

  Since its inception, the Company has been included in the CompuCom consolidated tax group for federal income tax purposes. However, income tax expense is calculated using the separate return basis, which reflects the income tax expense that would have resulted had the Company filed a separate return.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of revenue of certain items included in the Company's Statements of Income for the periods indicated:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
Revenue:................................................... 100.0% 100.0% 100.0%
  Service..................................................  95.1   93.2   98.6
  Product..................................................   4.9    6.8    1.4
Operating expenses:
  Project related expenses.................................  64.5   60.9   52.0
  Cost of products sold....................................   4.9    6.8    1.4
  Depreciation and amortization............................   2.4    2.3    2.4
  General and administrative...............................  17.5   19.0   16.5
  Nonrecurring compensation expense........................                 8.7
                                                            -----  -----  -----
    Total operating expenses...............................  89.3   89.0   81.0
                                                            -----  -----  -----
Income from operations.....................................  10.7   11.0   19.0
Interest expense (income) to (from) stockholder............   1.3    1.0   (0.1)
                                                            -----  -----  -----
Income before income taxes.................................   9.4   10.0   19.1
Income taxes...............................................   3.7    4.0    7.4
                                                            -----  -----  -----
Net income.................................................   5.7%   6.0%  11.7%
                                                            =====  =====  =====

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenue. Revenue increased approximately 52% to $13.7 million in 1997 from $9.0 million in 1996 due primarily to an increase in the volume of services delivered to existing clients, as well as the addition of new clients. Although the Company derives a large portion of its revenue from a relatively small number of clients, it frequently performs services under purchase orders from multiple departments within those clients. The Company's two largest clients accounted for over 85% of the Company's revenue in both periods.

  Project related expenses. Project related expenses increased to $7.1 million in 1997 from $5.5 million in 1996. The increase in project related expenses was primarily due to an increase in the number of project personnel when compared to the prior year. However, project related expenses decreased as a percentage of service revenue from approximately 65% in 1996 to approximately 53% in 1997. The improvement as a percentage of service revenue was primarily due to improved utilization of project personnel and increased utilization of the Company's application development center.

  Cost of products sold. Cost of products sold decreased to $197,502 in 1997 from $610,132 in 1996. This decrease was due to the reduction in product sales during 1997. The Company does not intend to actively market computer products in the future.

  Depreciation and amortization. Depreciation and amortization increased to $326,659 in 1997 from $210,004 in 1996. This increase was primarily due to increased investments in computer equipment.

  General and administrative expenses. General and administrative expenses totaled $2.3 million in 1997 and $1.7 million in 1996. Of these amounts, expenses associated with the Company's management fee paid to CompuCom and provision for bad debts accounted for approximately $343,000 and $314,000 in 1997, respectively, as compared to approximately $225,000 and $292,000 in 1996, respectively. Total general and administrative expenses represented approximately 16% of revenues in 1997 as compared to approximately 19% in 1996. This percentage decrease was primarily due to the growth in revenue as the Company was able to support the increased revenue without incurring a comparable level of additional administrative costs. The Company expects to increase its administrative staff in order to perform many of the services historically provided by CompuCom. Therefore, the Company anticipates an increase in general and administrative expenses in future periods, partially offset by a reduction in the management fee paid to CompuCom.

  Nonrecurring compensation expense. The Company incurred a nonrecurring $1.2 million expense in the fourth quarter of 1997 in connection with a $1.2 million cash payment to be made in 1998 in exchange for the waiver by certain employees of the Company, including Mr. Hamilton, of their right to receive shares of Common Stock. See "Management--Employment Agreements."

  Income from operations. Income from operations increased to approximately $2.6 million in 1997 from approximately $1.0 million in 1996. As a percentage of revenue, income from operations increased to approximately 19% of revenue in 1997 from approximately 11% in 1996. The improvement in the Company's operating margin was primarily due to the improvements noted in project related expenses above, as well as a reduction in product sales.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Revenue increased approximately 50% to $9.0 million in 1996 from $6.0 million in 1995. This increase reflected increases in both the size and number of client projects. Revenue derived from the Company's three largest clients represented approximately 93% and 87% of total revenue in 1996 and 1995, respectively.

  Project related expenses. Project related expenses increased to $5.5 million in 1996 from $3.9 million in 1995 as the Company increased the size of its professional staff from 36 at the end of 1995 to 55 at the end of 1996. However, project related expenses declined as a percentage of service revenue to 65% in 1996 from 68% in 1995 due primarily to improved utilization of project personnel and increased utilization of the Company's application development center.

  Cost of products sold. Cost of products sold increased to $610,132 in 1996 from $292,239 in 1995. This increase was due to an increase in products sold at cost, primarily to one customer.

  Depreciation and amortization. Depreciation and amortization increased to $210,004 in 1996 from $141,919 in 1995, due primarily to increased investments in computer equipment.

  General and administrative expenses. General and administrative expenses increased to $1.7 million in 1996 from $1.0 million in 1995. Of these amounts, expenses associated with the Company's management fee paid to CompuCom and provision for bad debts accounted for approximately $224,000 and $292,000 in 1996, respectively, as compared to approximately $151,000 and $28,000 in 1995, respectively. The increase in total general and administrative expenses was primarily due to a provision for bad debt associated with one particular client, a temporary increase in the number of administrative personnel during 1996 and an increase in the management fee paid to CompuCom, which resulted from the increase in total revenue. General and administrative expenses represented approximately 19% of revenue in 1996 compared to 18% in 1995.

  Income from operations. Income from operations increased to $1.0 million in 1996 from $636,587 in 1995. As a percentage or revenue, income from operations remained relatively flat at approximately 11% for both years, as the improvements noted in project related expenses above were offset by increased product sales at cost during 1996.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly results of operations of the Company for 1996 and 1997. In the opinion of management, this information has been prepared on the same basis as the audited Financial Statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this Prospectus. The quarterly results are not necessarily indicative of future results of operations. Although the Company's business is not seasonal, its revenue and earnings may fluctuate from quarter to quarter based upon such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. See "Risk Factors--Variability of Quarterly Operating Results." In addition, revenue from a large client may constitute a significant portion of the Company's total revenues in a particular quarter.

                                                              QUARTER ENDED
                         ----------------------------------------------------------------------------------------------
                         MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,   MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,
                            1996        1996        1996        1996        1997        1997        1997        1997
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Revenue:
 Service................ $1,904,037  $2,384,563  $2,029,617  $2,087,894  $2,522,288  $3,066,673  $3,674,087  $4,261,349
 Product................    404,218     174,515      29,567       1,832     125,627      51,218      19,335       1,322
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total revenue........  2,308,255   2,559,078   2,059,184   2,089,726   2,647,915   3,117,891   3,693,422   4,262,671
Operating expenses:
 Project related
  expenses..............  1,382,282   1,428,374   1,337,323   1,344,135   1,346,997   1,506,459   2,003,419   2,274,810
 Cost of products sold..    404,218     174,515      29,567       1,832     125,627      51,218      19,335       1,322
 Depreciation and
  amortization..........     46,439      50,872      56,014      56,679      58,643      60,049      99,511     108,456
 General and
  administrative........    287,189     583,834     438,739     398,988     329,369     435,210     567,731     933,784
 Nonrecurring
  compensation expense..                                                                                      1,200,000
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total operating
    expenses............  2,120,128   2,237,595   1,861,643   1,801,634   1,860,636   2,052,936   2,689,996   4,518,372
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from operations..    188,127     321,483     197,541     288,092     787,279   1,064,955   1,003,426    (255,701)
Interest expense
 (income) to (from)
 stockholder............     27,857      42,853      16,875       7,367      24,725      10,657     (14,650)    (39,062)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................    160,270     278,630     180,666     280,725     762,554   1,054,298   1,018,076    (216,639)
Income taxes............     64,108     111,452      71,028     111,728     292,821     404,850     390,941     (72,716)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)....... $   96,162  $  167,178  $  109,638  $  168,997  $  469,733  $  649,448  $  627,135  $ (143,923)
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Earnings per common
 share:
 Basic.................. $     0.02  $     0.03  $     0.02  $     0.03  $     0.09  $     0.12  $     0.12  $    (0.03)
 Diluted................ $     0.02  $     0.03  $     0.02  $     0.03  $     0.08  $     0.11  $     0.11  $    (0.03)
Average common shares
 outstanding:
 Basic..................  5,336,430   5,336,430   5,336,430   5,336,430   5,336,430   5,336,430   5,336,430   5,336,430
 Diluted................  5,861,330   5,861,330   5,861,330   5,861,330   5,861,330   5,861,330   5,861,330   5,861,330
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total revenue:..........      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
 Service................       82.5        93.2        98.6        99.9        95.3        98.4        99.5        99.9
 Product................       17.5         6.8         1.4         0.1         4.7         1.6         0.5         0.1
Operating expenses:
 Project related
  expenses..............       59.9        55.8        65.0        64.3        50.9        48.3        54.2        53.3
 Cost of products sold..       17.5         6.8         1.4         0.1         4.8         1.6         0.5         0.1
 Depreciation and
  amortization..........        2.0         2.0         2.7         2.7         2.2         1.9         2.7         2.5
 General and
  administrative........       12.4        22.8        21.3        19.1        12.4        14.0        15.4        21.9
 Nonrecurring
  compensation expense..                                                                                           28.2
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       91.8        87.4        90.4        86.2        70.3        65.8        72.8       106.0
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from operations..        8.2        12.6         9.6        13.8        29.7        34.2        27.2        (6.0)
Interest expense
 (income) to (from)
 stockholder............        1.2         1.7         0.8         0.4         0.9         0.3        (0.4)       (0.9)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................        7.0        10.9         8.8        13.4        28.8        33.9        27.6        (5.1)
Income taxes............        2.8         4.4         3.5         5.3        11.1        13.0        10.6        (1.7)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......        4.2%        6.5%        5.3%        8.1%       17.7%       20.9%       17.0%       (3.4)%
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

LIQUIDITY AND CAPITAL RESOURCES

  To date the Company's financing requirements have been met through a combination of funds generated from operations and borrowings under a $2.5 million line of credit from CompuCom. The Company has not previously established a relationship with a third party lender, as the funds generated from operations together with the funds available under the line of credit have been sufficient to meet the Company's financing needs. The Company is charged interest at a rate of prime plus 1% for amounts outstanding under the line of credit.

  The Company believes that the net proceeds from the Offering, existing cash and cash generated from operating activities will be adequate to meet its cash needs for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. There can be no assurance that additional financing will be available at all or that if available, such financing will be obtainable on terms favorable to the Company or that any additional financing would not be dilutive.

  Net cash provided by operations increased to $2.2 million in 1997 from $882,574 in 1996 due to the Company's improved profitability. Working capital increased to $1.4 million as of December 31, 1997 from $1.0 million as of December 31, 1996. This increase is due primarily to the Company's profitability and revenue growth. The Company's current assets increased $3.1 million from December 31, 1996 to December 31, 1997 primarily as the result of a $1.7 million increase in cash and a $1.3 million increase in accounts receivable, while its current liabilities, which primarily consist of accrued compensation, increased $2.7 million. During 1997, the Company recorded a provision for bad debt of approximately $314,000, which relates to accounts receivable that were deemed uncollectible.

  Capital expenditures, which totaled $926,368 in 1997, were primarily related to investments in computer hardware and software. The Company expects to incur capital expenditures of approximately $1.0 to $1.5 million in 1998, principally relating to additional investments in computer hardware and software and initial expenses relating to opening an additional application development center.

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," was issued. SFAS No. 128, which supersedes Accounting Principles Board ("APB") Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the income statement or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. See Note 1 to the Company's Financial Statements.

  In October 1997, Statement of Position (SOP 97-2) "Software Revenue Recognition" was issued. SOP 97-2 supersedes SOP 91-1 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. Earlier application is encouraged as of the beginning of fiscal years or interim periods for which financial statements or information have not been issued. Retroactive application of the provisions of this SOP is prohibited. The Company has not determined the effects, if any, that SOP 97-2 will have on its financial statements.

                                   BUSINESS

OVERVIEW

  ClientLink designs, develops and implements customized IT solutions for organizations with mission-critical business processing needs. The Company offers IT solutions based upon an operating model that integrates client personnel in the development process, leverages the Company's centralized application development center and addresses specific key business functions. The Company's client/server and Internet/intranet based applications are designed to improve an organization's business processes and performance. The Company offers IT solutions using an operating model that integrates client personnel in the development process, leverages the Company's centralized application development center and addresses specific key business functions. The Company targets clients with business processing needs in such areas as data collection and reporting, financial applications, inventory management, sales commission calculation, sales force automation and sales pricing. The Company's principal clients include The Gillette Company, Green Tree, Hewlett-Packard Company, Honda of America, MCI, National Data Corporation and Plantation Pipe Line Co.

  The Company's application development framework encompasses a series of development phases that enables the Company to create integrated, customized solutions. This framework is designed to improve the utility of the Company's solutions, as well as to identify, address and resolve uncertainties early in the development process. The framework consists of four phases: Definition, Detailed Design, Development and Implementation. While the application development framework is designed as an integrated approach, each phase may involve a separate contractual commitment and concludes with the delivery of a discrete value-added deliverable. The Company performs the Definition Phase on a time and materials basis and generally prices each subsequent phase separately on either a time and materials basis or pursuant to fixed-price, fixed-timeframe contracts. In addition, the Company complements its application development services by offering separately-priced post-implementation support services such as software enhancements and upgrades.

  The Company's objective is to be a leader in developing and implementing high-quality, customized IT solutions that address the core business needs of its clients. To achieve this objective, the Company seeks to focus on the following growth strategies: (i) expand relationships with existing clients,
(ii) focus on fixed-price, fixed-timeframe projects, (iii) attract and retain highly skilled personnel, (iv) expand its geographic presence, (v) provide post-implementation support and hosting of applications and (vi) increase its sales and marketing efforts.

  The Company commenced operations in March 1994, at the time it acquired the rights to a software development library from Fisher Business Systems, Inc. and began to hire employees. All of the Company's initial employees, consisting of a software development staff and support personnel, formerly had been employees of HMP, a software development business formed by Mr. Hamilton in January, 1994.

INDUSTRY BACKGROUND

  The increase in global competition and acceleration of technological innovation has had a profound impact on organizations across all industries. In order to develop and maintain a competitive advantage, organizations continually seek to improve their product and service offerings, as well as the processes by which they are delivered. Most of these critical business processes are dependent on advanced information technology systems and complementary software. Often, however, currently available software applications do not specifically address these critical business processes. As a result, organizations are increasingly implementing and utilizing customized solutions developed by external IT consultants in order to improve their competitiveness.

  There are a number of current trends which the Company believes are compelling organizations to seek the services of external IT consultants to design, develop and integrate customized IT solutions:

  Increasing Complexity of Implementing Client/Server Solutions. Many businesses are in the process of migrating from legacy systems, which use proprietary software, to open systems and client/server architectures. The development, implementation and management of business-to-business solutions in an environment of evolving technology places significant resource demands on business organizations, both in terms of integration capabilities and expertise in emerging technologies. As a result, internal IT departments are often at a disadvantage in designing, integrating, implementing and managing today's most effective solutions.

  Pressure to Minimize Overall IT Costs. Internal IT departments, many of which have already been reduced in size and scope, are generally focused on internal systems management. Organizations recognize that it is not generally cost effective to expand their existing departments to undertake certain mission-critical development projects. Instead, the experience of external IT professionals can provide organizations with a more economical and proven alternative to the internal development of business solutions.

  Clients' Desire to Influence Solutions. Increasingly, clients desire to influence and participate in the application development process. This collaboration between clients and developers enables the client to incorporate its knowledge base into the development process to create a solution which is best suited for the client promotes acceptance of the solution by the end-users and more efficiently provides technical training to the end-users and IT staff. External IT consultants can often more objectively consider the perspectives of the end-users and can work in partnership to develop the best solutions.

  As a result of these and other trends, the United States market for application development, implementation/integration and IT consulting services is extremely large and growing. In November 1996, Dataquest, an industry research organization, estimated that the U.S. market for these services will reach $50.9 billion in revenue in 2000, which implies compound annual growth of 14.9% from the estimated 1997 level of $33.6 billion in revenue. The Company believes that an increasing share of the revenue generated in this market will be captured by companies that are able to deliver solutions rapidly, effectively and with minimal disruption to the client's business processes.

THE CLIENTLINK SOLUTION

  The Company offers IT solutions based upon an operating model that integrates client personnel in the development process, leverages the Company's centralized application development center and addresses specific key business functions. The key attributes of this operating model are:

  Apply Client-Driven Development Approach. The Company's development approach focuses on collaborating with the client to analyze the underlying business processes and to develop a solution based on that analysis and on the client's existing systems. The Company believes this approach, which allows the client to understand and participate in the development process, promotes client feedback throughout the development phases and improves the utility of the solution upon its completion. The Company divides its projects into several smaller solution-oriented phases, which are designed to reduce the risks associated with larger less-defined projects and to allow the client to utilize components of the solution more rapidly. The Company has expertise with respect to multiple software, hardware and operating systems, which allows it to develop applications based on the systems that it considers to be best suited for a particular project.

  Promote Out-Tasking Rather Than Outsourcing. In developing solutions for clients, the Company assembles a team consisting of Company and client personnel to design, develop and implement components of the solution. This process enables the client to participate in all phases of the development. As a result, the Company and the client are able to draw upon the collective knowledge of the team and to align their goals and incentives to jointly develop a solution that is intended to best serve the client's needs. The Company believes that this approach allows the client to acquire the technical knowledge necessary to implement and maintain the customized application, enhances the acceptance of the solution by the ultimate end-users and strengthens the ongoing relationship between the Company and its clients. This out-tasking approach is designed to draw on the expertise of the client's internal resources rather than impose a solution developed entirely by an outside consultant.

  Leverage the Application Development Center. The foundation of the Company's operating model is the application development center, where the Company's development efforts are concentrated. This centralized development site enhances the Company's ability to leverage the reusable objects in its object library, promotes the sharing of expertise among the Company's development staff and improves the Company's ability to implement consistent project management practices. The Company believes that this centralized approach better allows it to create quality solutions, retain employees, increase employee utilization rates and contain project management expenses.

  Focus on Mission-Critical Business Solutions. The Company provides solutions to business functions that are applicable to multiple industries, such as data collection and reporting, financial applications, inventory management, sales commission calculations, sales force automation and sales pricing. The Company believes that this focus allows the Company to increase the reusability of its object library, leverage its expertise in providing solutions for problems common to most businesses, expedite the development of customized solutions and minimize industry-specific economic risks.

STRATEGY

  The Company's objective is to be a leader in developing and implementing high quality, customized IT solutions that address the fundamental business needs of its clients. To achieve this objective, the Company is pursuing a strategy which focuses on the following key elements:

  Expand Relationships with Existing Clients. The Company seeks to expand the number and scope of application development services it performs for existing clients. Often, the Company initiates a relationship by developing a customized solution for a single department or business unit. The Company intends to capitalize on the success of its initial projects by marketing its services to other departments within the client's organization and by pursuing larger scale projects for such clients. The Company believes that its operating model, which is designed to foster an ongoing relationship with a client's IT staff, provides the Company with a competitive advantage in targeting new opportunities within existing clients.

  Focus on Fixed-Price, Fixed-Timeframe Contracts. A fundamental element of the Company's operating model is to increase the type of services it offers on a fixed-price, fixed-timeframe basis. The Company believes that properly structured fixed-price, fixed-timeframe contracts align the Company's incentives with those of its clients and offer the Company the potential for greater profitability. In order to reduce the risks that can arise from such contracts, the Company divides fixed-price, fixed-timeframe projects into several phases with scheduled deliverables. The Company believes that discrete project phases enable the Company to estimate the price and timeframe of these contracts more accurately, meet client expectations, maintain quality and control costs.

  Attract and Retain Highly Skilled, Motivated Employees. The Company seeks to continue to attract, motivate, reward and retain its employees by compensating them competitively and providing a stimulating and attractive work environment that fosters professional development. The Company has adopted stock incentive plans and believes that its compensation structure effectively aligns the objectives of its employees with those of the Company. The Company believes that its operating model provides employees with access to state-of-the-art development tools and processes, minimizes travel to client locations and enhances professional development and employee job satisfaction.

  Pursue Geographic Expansion. The Company intends to expand into new geographic markets by establishing additional application development centers in key information technology markets. The Company believes that its operating model is transferable to new clients in additional geographic markets and that geographic expansion will allow the Company to enhance its client base as well as increase the scope of services it provides to current and future clients with multiple geographic locations.

  Provide Post-Implementation Support and Hosting of Applications. The Company intends to complement its application development services by offering separately-priced software enhancements and upgrades, as well as application hosting services whereby the Company will operate and maintain applications for clients at the application development center. By providing these services, the Company will be able to efficiently enhance and upgrade previously installed applications, develop stronger relationships with its clients and provide it with a potential source of recurring revenue.

  Increase Sales and Marketing Efforts. The Company intends to expand its sales and marketing department in order to increase direct sales efforts. In addition, the Company intends to continue to expand its relationships with software vendors through joint training and certification programs in order to maintain its ability to provide a broad range of solutions to its clients. Furthermore, the Company intends to work in cooperation with CompuCom to develop incentive opportunities for CompuCom's national sales force in order to stimulate cross-selling and referral opportunities between the Company and CompuCom's customers.

APPLICATION DEVELOPMENT FRAMEWORK

  The Company's application development framework encompasses a series of development phases that enables the Company to create integrated, customized solutions. This framework is designed to improve the utility of the Company's solutions, as well as to identify, address and resolve uncertainties early in the development process. The framework consists of four phases: Definition, Detailed Design, Development and Implementation. While the application development framework is designed as an integrated approach, each phase may involve a separate contractual commitment and concludes with the delivery of a discrete value-added deliverable.

  The Company performs the Definition Phase on a time and materials basis and generally prices each subsequent phase separately on either a time and materials basis or pursuant to fixed-price, fixed-timeframe contracts. Clients are able to elect at each phase whether to proceed to the next phase of the process. Historically, the completion periods for this process have ranged from one to six months for the Definition Phase, two to six months for the Detailed Design Phase, six to eighteen months for the Development Phase and one to three months for the Implementation Phase. However, the duration of any of these phases depends largely upon the particular engagement and the specific requirements of the client, and therefore is difficult to predict.

  The following table summarizes the scope of services the Company typically provides to clients in connection with each phase of the application development framework:


   PHASE                    DELIVERABLE                    KEY CONCEPTS
  ------------------------------------------------------------------------
  Definition          .Requirements               .Create JAD team
                         document
                      .Prototype                  .Clearly identify and
                                                     define objectives and
                                                     requirements
                                                  .Conduct cost/benefit
                                                     analysis
                                                  .Employ visual tools
  ------------------------------------------------------------------------
  Detailed Design     .Functional design          .Develop technical concepts
                         document                    from Definition Phase
                      .Detailed prototype
                                                  .Identify appropriate
                                                     systems
                                                  .Select and enhance objects
                                                     from object library
  ------------------------------------------------------------------------
  Development         .Components of              .Utilize reusable objects
                         application              .Employ open-ended software
                                                     and hardware systems
                                                  .Deploy and beta test in
                                                     client environment on a
                                                     limited basis
  ------------------------------------------------------------------------
                                                  .Install the application
  Implementation      .Completed                  .Create system
                         application                 documentation

                                                  .Train end-users

  Definition Phase. In the Definition Phase, the Company collaborates with its clients to analyze their current business processes and outline the goals and objectives for re-engineering those processes. To more accurately analyze these processes and the appropriate solution, the Company assembles a joint application development ("JAD") team, which typically is comprised of between five and twenty members and consists of representatives from the client's management, IT personnel and end-users as well as project managers, project architects and software engineers from the Company. The JAD team conducts the Definition Phase primarily at the Company's application development center, which enables the team to access the collective expertise of the Company's development staff and promotes collaboration between the Company and the client.

  The JAD team's main deliverable during the Definition Phase is a requirements document, which represents an evaluation of the client's business processes, current applications, the technical components required to implement a solution and the procedural parameters involved in developing and implementing the solution. As a further evaluation tool, the team creates a prototype of the solution to evaluate the components of the application for compatibility with the client's existing systems as well as their functionality for end-users. The prototype often includes sample data presentation screens, reports and forms. The prototype gives the client a preview of the proposed solution, and therefore helps foster commitment to the project from the client's end-users. The Company believes the results of the Definition Phase allow the Company to minimize costly reconfigurations and restarts on projects.

  Detailed Design Phase. In the Detailed Design Phase, the JAD team uses the requirements document created during the Definition Phase to develop a detailed design of each component of the application. The JAD team identifies the appropriate technical components and how they relate to one another. The Company's developers also employ application modeling methods to rapidly evaluate various design alternatives in order to identify the most appropriate components of the applications. The high-level planning conducted in the Detailed Design Phase allows the client to better understand the application on a conceptual level and how it will be implemented.

  The JAD team's main deliverable during the Detailed Design Phase is a functional design document that details the design of each component identified and expands the technical planning portion of the application commenced in the Definition Phase. In preparing the functional design document, the JAD team selects the appropriate objects from the object library, makes specific software and hardware systems decisions and analyzes each object which will be contained in the application. The functional design document also contains a refined, fixed-price, fixed-timeframe budget relating to the development of the application. The JAD team also utilizes the analysis contained in the functional design document to develop a more detailed version of the prototype created in the Definition Phase.

  Development Phase. In the Development Phase, the JAD team oversees the development of the application utilizing the objects and designs identified in the Detailed Design Phase. The application is developed at the Company's application development center, which allows the Company to utilize the relative strengths of its engineers by placing them in daily contact with one another, rather than dispatching individual engineers to client locations. The JAD team creates customized applications using, when possible, a series of reusable objects drawn from the object library as well as new objects created specifically for the project. The Company's development approach minimizes the volume of programming code necessary to generate a functional application. The Company believes that utilizing reusable code objects maximizes the cost effectiveness and speed of the development process for a client. This approach also reduces the Company's need for code programmers and promotes consistent application quality.

  Implementation Phase. During the Implementation Phase, the Company deploys the application, which typically involves installing and documenting the application, training end-users, integrating application hardware systems with existing client hardware systems and providing related start-up services.

CUSTOMERS

  The Company targets clients with mission-critical business application requirements such as data collection and reporting, financial applications, inventory management, sales commission calculation, sales force automation and sales pricing tools. The Company's clients operate in a variety of industries and service businesses, and the Company is not dependent on any single industry or service business as a source of its clients. A representative list of the Company's principal clients includes: The Gillette Company, Green Tree, Hewlett-Packard Company, Honda of America, MCI, National Data Corporation and Plantation Pipe Line Co. In 1995, the Company derived 11% of its revenue from Green Tree, 21% of its revenue from Executrain, Inc. and 55% of its revenue from MCI. In 1996 and 1997, the Company derived 48% and 35% of its revenue from Green Tree, respectively, and 39% and 56% of its revenue from MCI, respectively.

  The Company seeks to establish ongoing relationships with its clients by adding complementary application development services and by expanding its offering of related services such as hosting applications. Often, the Company will initiate a client relationship by developing a customized application for a specific department within the organization and subsequently offer similar services to other departments. Following the completion of their initial projects, a number of the Company's clients have contracted with the Company for other unrelated projects.

SALES AND MARKETING

  The Company focuses its sales and marketing efforts on establishing and maintaining relationships with companies that have large scale business processing needs. The Company's sales efforts generally have been coordinated by its President and Chief Executive Officer. The Company has recently hired a Senior Vice President of Sales and Marketing, as well as two sales managers, and intends to continue expanding its sales and marketing department in order to increase direct sales efforts. In addition, the Company intends to continue to expand its relationships with software vendors through joint training and certification programs in order to maintain its ability to provide a broad range of solutions to its clients. Furthermore, the Company intends to work in cooperation with CompuCom to develop incentive opportunities for CompuCom's national sales force in order to stimulate cross-selling and referral opportunities between the Company and CompuCom's customers.

  The Company believes that its emphasis on developing its direct sales force will lead to better account penetration and management, longer-term client relationships and more opportunities for follow-on sales to existing clients. The Company intends to focus its external marketing efforts on developing awareness of the Company's name through promotions in local business and trade journals, developing relationships with key business leaders through industry associations and community service and developing brochures and conducting telemarketing campaigns.

COMPETITION

  The market for customized application development services is highly competitive. Generally, the Company's main competitors are the internal IT departments of its clients. In addition, the Company currently competes with consulting and software integration firms, including Andersen Consulting, Computer Sciences Corporation, Deloitte & Touche LLP, IBM Global Professional Services, Inc., Perot Systems, Inc. and SHL Systemhouse, Inc. (a subsidiary of
MCI). Many of these companies have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants in its markets. Within the Company's current target market, the Company also competes with an increasing number of middle-tier and development outsourcing organizations.

  The Company believes that the principal competitive factors in its markets include technical and business expertise, quality of service and deliverables, project management capability, speed of development and implementation and price. The Company believes that most of the potential clients in its target markets make decisions on which firm to engage based on quality, responsiveness and rapid delivery rather than price. The Company attempts to distinguish itself from its competitors in its target markets on the basis of its operating model and full service offering capabilities.

INTELLECTUAL PROPERTY RIGHTS

  The Company's success is dependent in part upon its object library, development tools and other intellectual property rights. The Company relies upon a combination of trade secret, copyright and trademark laws and contractual arrangements to protect its intellectual property rights. The Company generally enters into confidentiality agreements with its employees, independent contractors and clients. While the Company believes that it takes the appropriate steps to detect and deter any misappropriation of its intellectual property, there can be no assurance that the Company will be able to detect all unauthorized uses of, or otherwise successfully protect, its intellectual property rights.

  The Company's business generally involves the development of software applications for specific client engagements. The Company develops software applications for clients in part by using objects from its object library and in part by developing code specifically for the client's application. Typically, contractual arrangements between the Company and the client provide that the Company will retain ownership of the objects from the object library and the client will become the owner of the overall software application. In addition, these arrangements typically provide that the Company will grant the client a nonexclusive license to use the objects from the object library in conjunction with the client's use of the software application. Issues relating to the ownership of and rights to use software applications can be complicated and there can be no assurance that disputes will not arise that affect the Company's ability to reuse the objects from its object library or its other intellectual property, which could have a material adverse effect on the business, financial condition or results of operations of the Company. See "Risk Factors--Intellectual Property Rights."

  "ClientLink" and "CL" are registered service marks of the Company for use in connection with its business.

HUMAN RESOURCES

  As of January 13, 1998, the Company employed 90 full-time employees, of whom 80 were engaged as development engineers and 10 were engaged in sales, administration and management. In addition, as of January 13, 1998, the Company engaged 17 independent contractors. Generally, the Company's employees have executed agreements that prohibit them from competing with the Company for specified periods following termination of their employment with the Company. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

  The Company's headquarters and principal operations, including its application development center, are located in approximately 19,000 square feet of leased office space in Alpharetta, Georgia. The Company expects that additional space will be required as it expands its business, and believes that it will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

  There are no material legal proceedings to which the Company is a party or to which any of its property is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                        AGE POSITION
----                        --- --------
James H. Hamilton(1).......  39 President and Chief Executive Officer, Director
M. Lazane Smith(2).........  43 Chief Financial Officer, Secretary,
                                Director
Edward R. Anderson(1)(2)...  51 Chairman of the Board, Director
Daniel F. Brown............  51 Director
Ross A. Cooley(2)(3).......  57 Director
Christopher J.               43 Director
 Moffitt(1)(3).............
Glenn T. Rieger............  39 Director

--------
(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

  JAMES H. HAMILTON has over 17 years of experience in technology related fields. Mr. Hamilton joined the Company in March 1994 and has served as President and Chief Executive Officer since March 1, 1997. Mr. Hamilton joined the Company's Board of Directors in 1994. Prior to joining the Company, Mr. Hamilton served as President of HMP Software Solutions, Inc., a provider of IT consulting services, between January and March 1994. Prior to joining HMP Software Solutions, Inc., Mr. Hamilton served as Chief Operating Officer of Fisher Business Systems, Inc., a point source restaurant service provider, during 1993. Prior to joining Fisher Business Systems, Inc., Mr. Hamilton served as Director of Development of MicroBilt Corporation, a software application development company that was a subsidiary of First Financial Management Corporation. Mr. Hamilton's current term as a director expires at the 2000 annual meeting of stockholders.

  M. LAZANE SMITH serves as Chief Financial Officer and Secretary. Ms. Smith joined the Company's Board of Directors in 1997. Ms. Smith has held the position of Senior Vice President, Finance and Chief Financial Officer of CompuCom since February 1997, and continues to serve in such capacities. Ms. Smith joined CompuCom in 1993 as Corporate Controller and was promoted to Vice President Finance and Corporate Controller in 1994. Prior to joining CompuCom, she served as Vice President Finance of Score Group, Inc., a trading cards business, from 1992 to 1993 and worked with Coca-Cola Enterprises from 1986 to 1992, serving in her final role there as Regional Vice President, Finance and Chief Financial Officer. Ms. Smith's current term as a director expires at the 2000 annual meeting of stockholders.

  EDWARD R. ANDERSON joined the Company's Board of Directors in 1995 and became the Chairman of the Board of Directors in 1997. Mr. Anderson has served as President and Chief Executive Officer of CompuCom since January 1994. Mr. Anderson joined CompuCom in August 1993 as Chief Operating Officer and has been a Director of CompuCom since 1993. Prior to joining CompuCom, he served as President and Chief Operating Officer of Computerland Corporation from 1989 until 1993. Mr. Anderson's current term as a director expires at the 1998 annual meeting of stockholders.

  DANIEL F. BROWN joined the Company's Board of Directors in 1997. Mr. Brown has served as Executive Vice President, Sales of CompuCom since February 1989, when he was promoted from Vice President, Sales, a position he had held since joining CompuCom in 1987. Mr Brown has been a Director of CompuCom since 1990. Mr. Brown's current term as a director expires at the 1998 annual meeting of stockholders.

  ROSS A. COOLEY joined the Company's Board of Directors in 1997. Mr. Cooley has served as Chairman and Chief Executive Officer of pcOrder.com, an electronic commerce software business, since November 1996. Prior to joining pcOrder.com, Mr. Cooley was Senior Vice President and General Manager of Compaq Computer Corporation, a computer hardware manufacturer, since February 1984. Mr. Cooley's current term as a director expires at the 1999 annual meeting of stockholders.

  CHRISTOPHER J. MOFFITT joined the Company's Board of Directors in 1997. Mr. Moffitt co-founded Diamond Technology Partners, Inc. ("Diamond"), a management consulting firm, in January 1994 and has served as Senior Vice President, Secretary and a member of the Board of Directors of Diamond since that time. From 1988 to 1993, he served as Senior Vice President of Technology Solutions Company, a management consulting firm. From 1986 to 1988, Mr. Moffitt was a principal in the Management Consulting Group of Arthur Young (now Ernst & Young LLP) where he became partner in 1988. From 1981 to 1986, Mr. Moffitt served as Director of Information Systems for Neiman Marcus. Mr. Moffitt began his career in 1974 with Electronic Data Systems as a systems engineer and account manager. Mr. Moffitt's current term as a director expires at the 1999 annual meeting of stockholders.

  GLENN T. RIEGER joined the Company's Board of Directors in 1997. Mr. Rieger has served as a Vice President of Safeguard Scientifics, Inc. since January 1994. Prior to joining Safeguard Scientifics, Inc., Mr. Rieger was a Managing Director of Valley Forge Capital Group, Ltd., a business mergers and acquisition advisory firm, which he joined prior to 1993. Mr. Rieger's current term as a director expires at the 1999 annual meeting of stockholders.

BOARD OF DIRECTORS

  Pursuant to the Company's First Amended and Restated Certificate of Incorporation, the Board of Directors, which is currently comprised of seven members, is classified into three classes, each class being as nearly equal in number of directors as possible. Currently, one class is serving initially for a one-year term and thereafter will be elected for a three-year term. A second class of directors currently is serving initially for a two-year term and thereafter will be elected for a three-year term. The third class of directors currently is serving a three-year term. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is duly elected and qualified. If at any time the size of the Board is changed, the increase or decrease in the number of directors would be apportioned among the three classes to make all classes as nearly equal as possible. See "Description of Capital Stock--Delaware Law."

COMMITTEES

  The Board of Directors has established Audit, Compensation and Executive Committees.

  The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent auditors, the scope of other services provided by the Company's independent auditors, proposed changes in the Company's financial and accounting standards and the Company's policies and procedures with respect to its internal accounting controls and compliance with applicable laws relating to accounting practices. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent auditors. Mr. Moffitt and Mr. Cooley currently serve on the Audit Committee.

  The Compensation Committee administers the Company's stock incentive plans including, among other things, determining the amount, exercise price and vesting schedule of stock options awarded under the plans. The Compensation Committee administers the Company's other compensation programs and performs such other duties as may from time to time be determined by the Board of Directors. Mr. Anderson, Ms. Smith and Mr. Cooley currently serve on the Compensation Committee.

  The Executive Committee reviews the strategic direction of the Company and has been authorized to act in the place and stead of the Board of Directors, to the extent permitted by Delaware law and within certain limits set by the Board, on matters that require Board action between meetings of the Board of Directors. Messrs. Hamilton, Anderson and Moffitt serve on the Executive Committee.

DIRECTOR COMPENSATION

  Each director of the Company is reimbursed for travel-related expenses incurred in attending meetings of the Board of Directors. In addition, pursuant to the Company's 1997 Incentive Plan, each director not employed by either the Company or CompuCom has received options to purchase 15,000 shares of Common Stock at an exercise price of $9.00 per share. Additional options to purchase shares of Common Stock may be granted to nonemployee directors in the future in accordance with the 1997 Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to December 1997, the compensation of the Company's executive officers was established by Mr. Hamilton, the President and Chief Executive Officer of the Company, and Mr. Anderson, who currently serves as the President and Chief Executive Officer of CompuCom. In the future, all decisions relating to executive compensation will be made by the Compensation Committee, which consists of Mr. Anderson and Ms. Smith, each of whom who is an executive officer of both CompuCom and the Company, and Mr. Cooley. See "Relationship Between the Company and CompuCom--Certain Transactions."

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to the compensation paid by or on behalf of the Company to the Company's President and Chief Executive Officer, who is the only executive officer of the Company whose compensation from the Company exceeded $100,000 during the year ended December 31, 1997 (the "Named Executive Officer"):

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL
                                       COMPENSATION(1)
                                   ------------------------
                                                                  ALL OTHER
 NAME AND PRINCIPAL POSITION       YEAR  SALARY    BONUS       COMPENSATION(2)
 ---------------------------       ---- -------- ----------    ---------------
James H. Hamilton
 President & Chief Executive
 Officer.......................... 1997 $230,000 $1,805,000(3)    $101,280
                                   1996 $200,000 $  400,000       $ 94,315
                                   1995 $179,305 $  300,000       $ 82,420

--------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus for the Named Executive Officer for such year.

(2) Includes $4,620, $3,640 and $4,750, which constitutes matching contributions by CompCom to the CompuCom 401(k) Matched Savings Plan in 1995, 1996 and 1997, respectively, $7,800 each year which constitutes an automobile allowance and $70,000, $82,875 and $88,730 in 1995, 1996 and
    1997, respectively, which constitute the amounts realized upon sales of CompuCom common stock issued upon the exercise of options granted pursuant to CompuCom's stock option plan.

(3) Includes a nonrecurring $1.020 million payment to be made in 1998 to Mr. Hamilton in connection with the waiver by certain employees of the Company, including Mr. Hamilton, of their right to receive shares of Common Stock. See "--Employment Agreements. "

OPTION GRANTS, EXERCISES AND YEAR-END OPTION VALUES

  The following tables set forth information concerning stock option grants to and exercises by the Named Executive Officer during the last completed fiscal year.

                  OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                                                                            ANNUAL RATES OF
                                                                              STOCK PRICE
                                                                             APPRECIATION
                                        INDIVIDUAL GRANTS                   FOR OPTION TERM
                         ----------------------------------------------- ---------------------
                                      PERCENT OF
                                        TOTAL
                          NUMBER OF    OPTIONS/
                         SECURITIES  SARS GRANTED
                         UNDERLYING  TO EMPLOYEES EXERCISE OR
                         OPTION/SARS  IN FISCAL   BASE PRICE  EXPIRATION
NAME                     GRANTED (#)     YEAR       ($/SH)       DATE      5% ($)    10% ($)
----                     ----------- ------------ ----------- ---------- ---------- ----------
James H. Hamilton.......   400,000       46.7%       $9.00     12/4/07   $2,264,020 $5,737,473

 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                               NUMBER OF SECURITIES            VALUE OF
                              UNDERLYING UNEXERCISED          UNEXERCISED
                                      OPTIONS            IN-THE-MONEY OPTIONS
                              AT FISCAL YEAR END (#)   AT FISCAL YEAR END($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----                         ------------------------- -------------------------
James H. Hamilton...........      104,562/469,708        $1,149,962/$1,566,641

--------

(1) Based upon an assumed initial public offering price of $11.00 per share.

STOCK INCENTIVE PLANS

  On April 14, 1994, the Company's Board of Directors adopted and the Company's stockholders approved the 1994 Stock Option Plan (the "1994 Plan"). On December 3, 1997, the Company's Board of Directors adopted and the Company's stockholders approved the 1997 Incentive Plan (the "1997 Plan"). The 1994 Plan provides for the issuance of a maximum of 942,000 shares of Common Stock, and the 1997 Plan provides for the issuance of a maximum of 1,400,000 shares of Common Stock. Under the terms of the Plans, no options may be granted under the 1994 Plan after April 14, 2004, and no options may be granted under the 1997 Plan after December 3, 2007. As of January 15, 1998, there were options to purchase 359,530 shares of Common Stock outstanding under the 1994 Plan and options to purchase 916,600 shares of Common Stock under the 1997 Plan. The Board of Directors does not intend to grant any additional options under the 1994 Plan.

  Both the 1994 Plan and the 1997 Plan (collectively, the "Plans") provide for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees, and "nonstatutory stock options" to employees, nonemployee directors ("Nonemployee Directors") and consultants. Additionally, the 1997 Plan provides for the issuance of stock appreciation rights and restricted shares of Common Stock (collectively, "Awards") to employees. The Plans are not qualified deferred compensation plans under Section 401(a) of the Code and are not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

  The Plans are administered by the Compensation Committee of the Board of Directors. Subject to special provisions relating to Nonemployee Directors, the Board of Directors or its designated committee selects the persons to whom stock options or other Awards may be granted and determines, as applicable, the number of shares to be subject to each stock option or other Award, the exercise price and the vesting schedule. In making such determinations, the Board or its designated committee takes into consideration factors that include the employee's present and potential contributions to the Company's success, as well as other factors that the directors may deem relevant, such as general market and competitive conditions.

EMPLOYMENT AGREEMENTS


  In January 1998, the Company entered into an employment agreement with Mr. Hamilton. Under the terms of such agreement, Mr. Hamilton will continue to be employed as the Company's President and Chief Executive Officer until January 2, 2002 at an initial base salary of $19,167 per month. In addition, Mr. Hamilton is eligible for incentive compensation bonuses in an amount and subject to parameters determined by the Compensation Committee of the Board of Directors. The Company may, without notice, terminate this employment agreement for due cause (which is generally defined to include personal dishonesty, conviction of a crime involving moral turpitude, breach of the employment agreement, willful misconduct or gross negligence of duties), in which case the Company shall be obligated to pay Mr. Hamilton his compensation accrued through the date of termination. The Company may also, upon notice to Mr. Hamilton, terminate Mr. Hamilton's employment agreement for any reason other than due cause, in which case the Company will be obligated to pay Mr. Hamilton his salary which would have been paid during the remaining term of the employment agreement, such payment to occur within ten days of the date of termination. Mr. Hamilton is entitled to certain change in control payments if he terminates his employment with the Company within six months of a change in control of the Company. The amount of such change in control payments, if required to be paid, would generally amount to Mr. Hamilton's salary which would have been paid during the remaining term of the employment agreement, such payment to occur within thirty days of the date of termination, and Mr. Hamilton would also be entitled to the immediate accelerated vesting of all of his unvested stock options. The terms of the employment agreement also provide that the term of the agreement will automatically be extended for additional one-year periods following the expiration of the initial term, unless Mr. Hamilton gives notice to the Company of his intention not to extend the employment agreement. Pursuant to the employment agreement, Mr. Hamilton has agreed not to compete with the Company during his employment and for a period of one year following termination of his employment, and has agreed to maintain as confidential the Company's proprietary information and trade secrets.

  Pursuant to Mr. Hamilton's original employment agreement, which was replaced by the employment agreement with the Company entered into in January 1998, Mr. Hamilton, together with certain additional employees of the Company, was entitled to the right to receive shares representing up to ten percent (10%) of the outstanding Common Stock of the Company prior to December 31, 1997, subject to the Company achieving certain financial objectives. In December 1997, Mr. Hamilton entered into an agreement with the Company, pursuant to which such right was waived in exchange for a cash payment to be made by the Company to the employees in the aggregate amount of $1.2 million, which was paid in January 1998.

                 RELATIONSHIP BETWEEN THE COMPANY AND COMPUCOM
                            --CERTAIN TRANSACTIONS

OWNERSHIP OF COMMON STOCK

  Upon completion of the Offering, CompuCom and its directors and executive officers will beneficially own more than 50% of the Company's outstanding Common Stock, and CompuCom will be the Company's largest stockholder. So long as CompuCom beneficially owns a majority of the outstanding Common Stock, CompuCom will have the voting power to elect the Company's entire Board of Directors and will have the practical ability to control all other matters requiring stockholder approval, even where such matters may not be advantageous to the other stockholders. Four of the seven members of the Board of Directors of the Company will be directors or executive officers of CompuCom or CompuCom's largest stockholder. Furthermore, the Senior Vice President, Finance and Chief Financial Officer of CompuCom also serves as the Chief Financial Officer, Secretary and a director of the Company. Since March 1994, CompuCom has provided capital and management and administrative services to the Company, and the Company's employees have participated in a number of employee benefit plans maintained by CompuCom, all in return for certain fees. While the Company intends to reduce its dependence upon CompuCom for management and administrative services, in order to assure the continued provision of these services after the completion of the Offering, the Company has entered into an agreement pursuant to which CompuCom will continue to provide certain of such services on an interim basis. See "Risk Factors-- Control by and Relationship with CompuCom," "Management" and "Principal and Selling Stockholders."

  In addition, since March 1994, CompuCom and the Company have entered into several transactions with one another. These previous transactions were not entered into as the result of arm's-length negotiations. However, the Company believes that all transactions between the Company and CompuCom, or between the Company and any other affiliated party, have been entered into on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. It is the Company's intention that any future transactions with CompuCom or other affiliates will be determined through arm's-length negotiations between the parties and will be subject to the approval of a majority of the outside directors. The following is a description of the historical and currently contemplated transactions between CompuCom and the Company.

HISTORICAL TRANSACTIONS

  Administrative Services. The Company has relied on CompuCom for a variety of services on an ongoing basis. These services include, but are not limited to, general administration, payroll, financial reporting, sales and income tax reporting, accounts payable, insurance and human resources. In return for providing these services, the Company has paid CompuCom a management fee equal to 2.5% of the Company's revenue on a monthly basis. During 1995, 1996 and 1997, the Company paid CompuCom $149,362, $225,406 and $343,048, respectively, for such services.

  Financing Arrangements. In March 1994, the Company issued to CompuCom a Subordinated Convertible Note in the principal amount of $500,000 (the "Subordinated Note"), which accrued interest monthly at an annual rate of prime plus 1%. The Subordinated Note, which had a maturity date of August 1, 1996, was convertible into Common Stock at a rate of $.667 per share. On December 29, 1995 the $250,125 in outstanding principal of the Subordinated Note was converted into 375,000 shares of Common Stock.

  Also in March 1994, the Company issued to CompuCom a Revolving Note in the principal amount of $250,000 (the "Revolving Note"), which accrued interest monthly at an annual rate of prime plus 1%. On December 29, 1995 the Revolving Note was amended to increase the amount available thereunder to $1,000,000. The amended Revolving Note had an original maturity of August 31, 1997 and accrued interest monthly at an annual rate of prime plus 1%. On September 5, 1996, the Company executed an Amended and Restated Revolving Note (the "Second Amended Revolving Note") in replacement of the amended Revolving Note and increased the Company's borrowing availability to $2.5 million. The Second Amended Revolving Note bears interest at a rate of prime plus 1% and has an original maturity of April 1, 1998. In the past three fiscal years the largest outstanding aggregate amount owed by the Company to CompuCom was $1,319,769.

  Interest paid pursuant to the foregoing financing arrangements in 1995, 1996 and 1997 totalled $76,319, $94,952 and $35,382, respectively. The outstanding balance under the Second Amended Revolving Note as of December 31, 1995, 1996 and 1997 was $1,148,619, $587,511 and $0, respectively. The Company will repay any outstanding balance on the Second Amended and Restated Revolving Note, and terminate such line of credit, prior to consummation of the Offering.

  At various times during 1997, the Company advanced funds to CompuCom on a revolving short-term basis, which borrowings accrued interest at an annual rate of prime plus 1/2%. At December 31, 1997, CompuCom owed the Company $58,841. The Company received aggregate interest payments of $53,712 on such advances during 1997. During 1998 and prior to the consummation of the Offering, the Company expects to advance additional funds to CompuCom. Any of such advances will be repaid, together with interest accrued thereon at an annual rate of prime plus 1/2%, prior to the consummation of the Offering.

  Savings Plan. Currently, substantially all of the Company's employees who have completed at least six months of qualifying service are eligible to be included in CompuCom's defined contribution plan (401(k) Matched Savings
Plan). Participants may contribute to the Plan an amount between 1% and 10% of their total annual compensation. The Company matches 50% of each participant's qualifying contributions up to 4%, and an additional 25% of the next 2% of the participants' qualifying contributions. The Company anticipates that its employees will continue to participate in CompuCom's plans after completion of the Offering.

  Hamilton Note. In March 1994 CompuCom loaned $100,000 to Mr. Hamilton. The note bears interest at prime rate and is payable in four equal annual installments beginning March 25, 1996. The outstanding balance of the note as of December 31, 1997 was $50,000. Mr. Hamilton has made principal payments of $25,000 in each of 1996 and 1997 and interest payments of $7,250, $9,216 and $6,443 in 1995, 1996 and 1997, respectively.

CONTRACTUAL AGREEMENTS

  In connection with the Offering, the Company and CompuCom have entered into a number of agreements, which will become effective upon completion of the Offering, for the purpose of defining certain ongoing relationships between them. These previous agreements were not the result of arms-length negotiations between independent parties, although the Company believes that the pricing and other terms are comparable to what could be achieved through arms-length negotiations with unaffiliated parties. The Company did not retain separate counsel from that retained by CompuCom in negotiating such agreements. Following the consummation of the Offering, additional or modified agreements, arrangements or transactions may be entered into between the Company and CompuCom. Any such future agreements, arrangements and transactions will be determined through arms-length negotiations between the parties and will be subject to the approval of a majority of the outside directors. The following discussion of the agreements between the Company and CompuCom is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

  Administrative Services Agreement. The Company and CompuCom have entered into an administrative services agreement (the "Services Agreement") pursuant to which CompuCom will provide various administrative services to the Company, upon the Company's request, including payroll, treasury functions, insurance and risk management, tax, human resources and employee benefit plan administration services that CompuCom has historically provided to the Company. Pursuant to the Services Agreement, the Company will compensate CompuCom for such services at a rate of $15,000 per month between January 1, 1998 and December 31, 1998, and $7,500 per month between January 1, 1999 and December 31, 1999, subject to proration for partial months or early termination. In addition, pursuant to the Services Agreement, (i) the Company has agreed to pay all amounts which constitute its tax liabilities or its allocable portion of CompuCom's consolidated tax liabilities for tax periods prior to January 1, 1998, and (ii) the Company has agreed to pay to CompuCom, and CompuCom has agreed to pay to the Company, as the case may be, amounts which represent additional tax payments owed or refunds received in connection with prior tax periods. The Company anticipates that during 1998 it will pay to CompuCom approximately $1,016,000, representing its allocable share of tax liabilities through 1997. The Services Agreement will automatically terminate upon the earlier of December 31, 1999 or such time as CompuCom no longer owns a majority of the outstanding Common Stock, unless earlier terminated by either party on 90 days' prior written notice.

  Indemnification Agreement. The Company and CompuCom have entered into an indemnification agreement (the "Indemnification Agreement"), pursuant to which the Company and CompuCom have agreed to indemnify each other and their respective directors, officers, employees, agents and representatives for liabilities arising under federal or state securities laws as a result of the Offering. The indemnification obligations include liabilities arising out of or based upon: (i) alleged misrepresentations in or omissions from this Prospectus or the Registration Statement of which this Prospectus forms a part; (ii) the businesses and operations conducted or formerly conducted, or assets owned or formerly owned, by the indemnifying party; or (iii) the failure to comply with any other agreements executed in connection with the Offering. The Indemnification Agreement also provides that the Company will indemnify CompuCom from any liabilities arising from CompuCom's obligations on behalf of the Company under or in respect of all material guarantees or other arrangements guaranteeing or securing any liability or obligation in effect on the date of this Prospectus.

  Registration Rights Agreement. The Company has granted registration rights to CompuCom and the Company's other stockholders (the "Registration Rights Agreement"), including demand registration rights and certain "piggy-back' registration rights with respect to Common Stock owned by CompuCom after the Offering. The Company's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. The Company is obligated to pay all expenses incidental to such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses.

CONFLICTS OF INTEREST

  Conflicts of interest may arise between the Company and CompuCom in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, marketing functions, tax and employee benefit matters, indemnity arrangements, registration rights, sales or distributions by CompuCom of its remaining shares of Common Stock and the exercise by CompuCom of its ability to control the management and affairs of the Company. There are no contractual or other restrictions on the ability of either the Company or CompuCom to engage in such activities. Accordingly, circumstances could arise in which the Company and CompuCom would engage in activities in competition with one another.

  Directors of the Company who are also directors or officers of CompuCom will have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and CompuCom, such as acquisitions, financing and other corporate opportunities that may be suitable for both the Company and CompuCom. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. There can be no assurance that conflicts will be resolved in favor of the Company.

  So long as Safeguard Scientifics, Inc. continues to own at least 50% of the outstanding common stock of CompuCom and so long as CompuCom continues to own at least 50% of the outstanding Common Stock, the directors and officers of the Company will, subject to certain limitations, be indemnified by and insured under insurance policies maintained by Safeguard Scientifics, Inc. against liability for actions taken or omitted to be taken in their capacities as directors and officers of the Company, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by such persons to the Company and its stockholders. It is contemplated that, if Safeguard Scientifics, Inc. ceases to own at least 50% of CompuCom or if CompuCom ceases to own at least 50% of the outstanding shares of Common Stock, the Company would obtain insurance coverage for its directors and officers in respect of such matters comparable to that currently provided under the existing policy.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of shares of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and the Named Executive Officer, (iii) all current directors and executive officers of the Company as a group and (iv) each Selling Stockholder.

                            SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                OWNED PRIOR                     OWNED AFTER
                             TO OFFERING(1)(2)      SHARES    OFFERING(1)(2)
                            -----------------------  BEING  -----------------------
 NAME OF BENEFICIAL OWNER     NUMBER     PERCENT    OFFERED   NUMBER     PERCENT
 ------------------------   ------------ ---------- ------- ------------ ----------
 CompuCom Systems, Inc.
  (3).....................     4,367,740     81.8%  202,830    4,164,910     60.9%
 James H. Hamilton (4)(5).       418,562      7.7       --       418,562      6.0
 Edward R. Anderson
  (3)(6)..................        47,100        *       --        47,100     *
 Daniel F. Brown (3)......        28,260        *       --        28,260     *
 Ross A. Cooley...........           --         *       --           --      *
 M. Lazane Smith (3)......         4,710        *       --         4,710     *
 Christopher J. Moffitt...           --         *       --           --      *
 Glenn T. Rieger..........           --         *       --           --      *
 James W. Dixon...........       235,500      4.4   170,000       65,500     *
 Heather A. Dixon.........         9,420        *     9,420          --      *
 Betty J. Dolsberry.......         4,710        *     4,710          --      *
 Charles E. Dolsberry, IV.         4,710        *     4,710          --      *
 Shawntel Dixon Jones.....         9,420        *     9,420          --      *
 Robin McKean.............        89,490      1.7    89,490          --      *
 Brian P. O'Connell.......         4,710        *     4,710          --      *
 Mark M. Warshauer........         4,710        *     4,710          --      *
 All directors and
  officers as a group (7
  persons) (7)............       498,632      9.2       --       498,632      7.2

--------
* Less than one percent.

(1) Except as set forth in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Shares of Common Stock that are not outstanding, but that may be acquired by a person within the 60 day period following December 31, 1997, are included in the number of shares beneficially owned for such person and in computing the percentage ownership for such person, but are not included in the number of shares beneficially owned or in computing the percentage ownership for any other person.

(3) The address for each of CompuCom Systems, Inc., Edward R. Anderson, M. Lazane Smith and Daniel F. Brown is 7171 Forest Lane, Dallas, Texas 75230.

(4) The address for James H. Hamilton is 3025 Windward Plaza, Suite 200, Alpharetta, Georgia 30005.

(5) Includes an aggregate of 104,562 shares of Common Stock underlying options which are immediately exercisable.

(6) Includes an aggregate of 4,710 shares of Common Stock underlying options which will be exercisable within 60 days.

(7) Includes an aggregate of 109,272 shares of Common Stock underlying options granted to individuals listed in the table, 104,562 of which are immediately exercisable and 4,710 of which will be exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company currently consists of 25,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

  As of December 31, 1997, there were issued and outstanding an aggregate of 5,336,430 shares of Common Stock held of record by 20 stockholders.

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  The Company's First Amended and Restated Certificate of Incorporation provides that the Company's Board of Directors may, without further action by the Company's stockholders, from time to time direct the issuance of up to 2,000,000 shares of Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including dividend rates, terms of redemption (including sinking fund provisions), redemption prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock.

  Although the Board of Directors has no present intention of doing so, the Board of Directors has the authority to issue shares of Preferred Stock (within the limits imposed by applicable law) that could, depending on the terms of such shares, make more difficult or discourage an attempt to obtain control of the Company by merger, tender offer, proxy contest or other means and in doing so adversely impact the market value of the stock. In addition, issuances of Preferred Stock could render the removal of the incumbent Board of Directors and management more difficult. See "Risk Factors--Control by and Relationship with CompuCom" and "--Certain Anti-Takeover Provisions."

DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such persons became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the Offering, 6,836,430 shares of Common Stock will be outstanding (7,136,430 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). Of those shares, 6,822,300 shares of Common Stock sold by the Company in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company (as such term is defined under the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

  In general, under Rule 144, a person (or persons whose shares are aggregated), including a person who may deemed to be an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of
(i) 1.0% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the outstanding shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to be an "affiliate" of the Company at any time during the 90 days preceding a proposed sale by such person and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.

  The Company, together with each of its executive officers and directors and certain stockholders, who collectively, upon completion of the Offering, will own an aggregate of 4,729,042 shares of Common Stock, have, subject to certain limited exceptions, agreed not to, directly or indirectly, offer, pledge, sell, contract to sell, grant any option for the purchase or sale of, or otherwise dispose of (or announce any offer, sale, grant of an option to purchase or other disposition), any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock for shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of, The Robinson-Humphrey Company, LLC, as a Representative.

  The Company has reserved an aggregate of 1,759,530 shares of Common Stock for issuance upon exercise of options or other equity awards granted or to be granted under the Plans. See "Management--Stock Incentive Plans." The Company intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of Common Stock reserved for issuance under the Plans. Such registration statements are expected to be filed subsequent to completion of the Offering and will automatically become effective upon filing. Shares issued under the Plans after such registration statements are effective may thereafter be sold in the public market, subject, however, to the limitations imposed by Rule 144 on affiliates of the

Company, the lock-up agreements described above and any transfer or vesting restrictions imposed on options or equity awards at the time of grant.

  An increase in the number of shares of Common Shares that may come available for sale in the public market may adversely affect the market price prevailing from time to time of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom The Robinson-Humphrey Company, LLC and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
      The Robinson-Humphrey Company, LLC.......................
      Lehman Brothers Inc......................................
                                                                   ---------
          Total................................................    2,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain other dealers at such price less a concession not in
excess of $      per share of Common Stock. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $      per share in
sales to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus solely to cover over-allotments, if any. To the extent the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock pursuant to such option as the number of shares of Common Stock purchased initially by such Underwriter bears to the total number of shares of Common Stock to be purchased initially by the Underwriters.

  Prior to the Offering made hereby, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined through negotiations among the Company and the Representatives and will not be based upon any independent appraisal or valuation of the Company. Among the factors to be considered in making such determination are prevailing market and general economic conditions, the market capitalization of publicly-traded companies that the Company and the Representatives believe to be comparable to the Company, the revenues and earnings of the Company in recent periods, the experience of the Company's management, the economic characteristics of the business in which the Company competes, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The Company has applied for quotation of the shares of Common Stock on the Nasdaq National Market under the symbol "CLNK."

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The Representatives have advised the Company that they intend to make a market in the Common Stock after completion of the Offering.

  The Company, certain stockholders and each of the Company's executive officers and directors have entered into lock-up agreements with the Representatives pursuant to which they have agreed not to, directly or indirectly, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose (or announce any offer, sale, grant of an option to purchase or other disposition), of any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, except, in the case of the Company, for the granting of options or the issuance of Common Stock upon the exercise of stock options pursuant to the Plans.

  In order to facilitate the offering of the shares of Common Stock, the Underwriters may engage in transactions on the Nasdaq National Market or otherwise that stabilize, maintain or otherwise affect the price of the shares of Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the shares of Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares of Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the shares of Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Austin, Texas, and for the Underwriters by Jones, Day, Reavis & Pogue, Atlanta, Georgia.

                                    EXPERTS

  The Financial Statements of the Company as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement, or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

  Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements, and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its stockholders with annual reports containing audited financial statements and such other reports as may be required from time to time by law or the Nasdaq National Market.

                                CLIENTLINK, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report............................................... F-2
Balance Sheets as of December 31, 1996 and 1997............................ F-3
Statements of Income for the years ended December 31, 1995, 1996 and 1997.. F-4
Statements of Stockholders' Equity for the years ended December 31, 1995,
 1996 and 1997............................................................. F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997...................................................................... F-6
Notes to Financial Statements.............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
ClientLink, Inc.:

  We have audited the accompanying balance sheets of ClientLink, Inc. as of December 31, 1996 and 1997, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClientLink, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Dallas, Texas

January 15, 1998

                                CLIENTLINK, INC.

                                 BALANCE SHEETS

                                                      DECEMBER 31, DECEMBER 31,
                       ASSETS                             1996         1997
                       ------                         ------------ ------------
Current assets:
  Cash...............................................  $   51,861   $1,753,352
  Accounts receivable, less allowance for doubtful
   accounts of $82,064 in 1996, and $121,587 in 1997.   1,772,845    3,097,740
  Unbilled receivables...............................       1,269      109,464
  Deferred income taxes..............................      35,606       28,982
  Other..............................................      81,424       45,445
                                                       ----------   ----------
    Total current assets.............................   1,943,005    5,034,983
Property and equipment, net..........................     698,632    1,352,704
Intangible assets, net...............................     116,067       61,704
                                                       ----------   ----------
                                                       $2,757,704   $6,449,391
                                                       ==========   ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
  Accounts payable...................................  $  161,510   $   51,434
  Accrued compensation...............................     724,383    2,474,717
  Deferred revenue...................................       8,669
  Payable to stockholder.............................                  957,055
  Other accrued liabilities..........................      50,339       93,709
                                                       ----------   ----------
    Total current liabilities........................     944,901    3,576,915
Long-term payable to stockholder.....................     587,511
Deferred income taxes................................      26,271       53,062
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized
   2,000,000 shares, none issued.....................
  Common stock, $.01 par value. Authorized 25,000,000
   shares; issued and outstanding 5,298,750 shares in
   1996 and 5,336,430 shares in 1997.................      52,987       53,364
  Additional paid-in capital.........................     244,238      261,861
  Retained earnings..................................     901,796    2,504,189
                                                       ----------   ----------
    Total stockholders' equity.......................   1,199,021    2,819,414
                                                       ----------   ----------
                                                       $2,757,704   $6,449,391
                                                       ==========   ==========


                See accompanying notes to financial statements.

                                CLIENTLINK, INC.

                              STATEMENTS OF INCOME

                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                                1995       1996       1997
                                             ---------- ---------- -----------
Revenue:
  Service................................... $5,682,236 $8,406,111 $13,524,397
  Product...................................    292,239    610,132     197,502
                                             ---------- ---------- -----------
    Total revenue........................... $5,974,475 $9,016,243 $13,721,899
Operating expenses:
  Project related expenses..................  3,855,186  5,492,114   7,131,685
  Cost of products sold.....................    292,239    610,132     197,502
  Depreciation and amortization.............    141,919    210,004     326,659
  General and administrative (note 7).......  1,048,544  1,708,750   2,266,094
  Nonrecurring compensation expense.........                         1,200,000
                                             ---------- ---------- -----------
    Total operating expenses................  5,337,888  8,021,000  11,121,940
                                             ---------- ---------- -----------
Income from operations......................    636,587    995,243   2,599,959
Interest expense (income) to (from)
 stockholder................................     76,319     94,952     (18,330)
                                             ---------- ---------- -----------
Income before income taxes..................    560,268    900,291   2,618,289
Income taxes................................    222,987    358,316   1,015,896
                                             ---------- ---------- -----------
    Net income.............................. $  337,281 $  541,975 $ 1,602,393
                                             ========== ========== ===========
Earnings per common share:
  Basic..................................... $     0.07 $     0.10 $      0.30
  Diluted................................... $     0.06 $     0.09 $      0.27
Average common shares outstanding:
  Basic.....................................  4,763,814  5,336,430   5,336,430
  Diluted...................................  5,663,714  5,861,330   5,861,330



                See accompanying notes to financial statements.

                                CLIENTLINK, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK    ADDITIONAL                TOTAL
                           -----------------  PAID-IN    RETAINED  STOCKHOLDERS'
                            SHARES   AMOUNT   CAPITAL    EARNINGS     EQUITY
                           --------- ------- ---------- ---------- -------------
Balances at December 31,
 1994....................  4,710,000  47,100                22,540      69,640
Conversion of convertible
 debt....................    588,750   5,887   244,238                 250,125
Net income...............                                  337,281     337,281
                           --------- -------  --------  ----------  ----------
Balances at December 31,
 1995....................  5,298,750  52,987   244,238     359,821     657,046
Net income...............                                  541,975     541,975
                           --------- -------  --------  ----------  ----------
Balances at December 31,
 1996....................  5,298,750  52,987   244,238     901,796   1,199,021
Exercise of options......     37,680     377    17,623                  18,000
Net income...............                                1,602,393   1,602,393
                           --------- -------  --------  ----------  ----------
Balances at December 31,
 1997....................  5,336,430 $53,364  $261,861  $2,504,189  $2,819,414
                           ========= =======  ========  ==========  ==========




                See accompanying notes to financial statements.

                                CLIENTLINK, INC.

                            STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                               1995        1996        1997
                                            -----------  ---------  -----------
Cash flows from operating activities:
 Net income................................ $   337,281  $ 541,975  $ 1,602,393
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization............     141,919    210,004      326,659
  Noncurrent deferred income taxes.........      18,465     24,757       26,791
  Changes in assets and liabilities:
   Receivables.............................  (1,334,841)   354,464   (1,324,895)
   Unbilled receivables....................      58,979     40,490     (108,195)
   Other current assets....................     (86,228)    33,664       35,979
   Accounts payable........................     451,744   (290,234)    (110,076)
   Accrued compensation....................    (562,157)   287,040    1,750,334
   Deferred revenue........................     224,273   (475,209)      (8,669)
   Current deferred income taxes...........    (122,451)   165,592        6,624
   Other accrued liabilities...............      32,640     (9,969)      43,370
                                            -----------  ---------  -----------
    Net cash provided by (used in)
     operating activities..................    (840,376)   882,574    2,240,315
Cash flows from investing activities--
 Capital expenditures......................    (561,011)  (321,210)    (926,368)
Cash flows from financing activities:
 Payable to stockholder, net...............   1,328,257   (561,108)     369,544
 Issuance of common stock..................                              18,000
                                            -----------  ---------  -----------
    Net cash provided by (used in)
     financing activities..................   1,328,257   (561,108)     387,544
                                            -----------  ---------  -----------
Net increase (decrease) in cash............     (73,130)       256    1,701,491
Cash at beginning of period................     124,735     51,605       51,861
                                            -----------  ---------  -----------
Cash at end of period...................... $    51,605  $  51,861  $ 1,753,352
                                            ===========  =========  ===========
Supplemental schedule of noncash financing
 activities:
 Conversion of long-term debt to common
 stock..................................... $   250,125
                                            ===========

                See accompanying notes to financial statements.

                               CLIENTLINK, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATIONAL HISTORY AND NATURE OF BUSINESS

  ClientLink, Inc. ("ClientLink" or the "Company") designs, develops, and implements large-scale Information Technology ("IT") solutions for companies with critical business information systems needs. The Company primarily focuses on developing and supporting client/server and Internet-based custom applications. The Company also provides additional services to clients including high-level information technology consulting, developing detailed business process IT recommendations, maintaining and supporting applications in production, and hosting Internet and client/server applications for its clients.

  The Company was incorporated in July 1992 under the name "CompuCom Acquisition Corp. of Texas". The Company did not have any operations until March 25, 1994, at which time it acquired the rights to a software development object library from Fisher Business Systems, Inc. and hired a software development staff. Certain employees of the Company were previously engaged in the custom software development business at HMP Software Solutions, Inc. ("HMP"). In August 1994, the Company changed its name to ClientLink, Inc.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Financial Instruments

  The Company's financial instruments, principally cash, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit arrangement bear interest approximating current market rates, the carrying amount approximates fair value. Financial instruments which potentially subject the Company to a concentration of credit risk consist of accounts receivable.

  The Company derives a significant portion of its revenues from a limited number of large clients. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses. The Company operates in one industry segment and its customers are headquartered primarily in North America.

 Property and Equipment

  Property and equipment, consisting primarily of computer hardware and software, is stated at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term.

 Intangible Assets

  Intangible assets consist of a software development object library which is amortized using the straight-line method over a 5 year period.

 Revenue Recognition

  The Company derives substantially all of its revenues from information technology and management consulting, software development and implementation services. The Company recognizes revenues from fixed-price projects using the percentage of completion method, which requires revenues to be recognized over the term of a contract based on the percentage of work completed. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Provisions for

                             CLIENTLINK, INC.

estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which the losses are determined. Revenues on products and other materials sold are recognized upon shipment. Unbilled receivables represent revenue recognized based on services performed in excess of billings in accordance with terms of client contracts. Billings in excess of recognized revenue are classified as deferred revenue.

 Income Taxes

  Since inception, the Company has been a member of the CompuCom Systems, Inc. consolidated group for federal income tax purposes. The income tax expense recognized by the Company is calculated as if the Company filed separate income tax returns. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Stock Dividend

  In December 1994, the Company completed a three-for-one stock split in the form of a stock dividend. In December 1997, the Company completed a 1.57-for-one stock split in the form of a stock dividend. The effect of both of these splits has been retroactively applied to all share and option amounts, including the option exercise prices.

 Earnings Per Share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("Statement 128"). Statement 128 supersedes APB Opinion No. 15, Earnings Per Share ("APB 15") and specifies the computations, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS. Statement 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997.

  Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding.

  Diluted earnings per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options using the treasury stock method. Such computations include all common and common equivalent shares issued within twelve months of the initial public offering ("IPO") as if they were outstanding for all periods presented using the treasury stock method and the IPO price.

                             CLIENTLINK, INC.

  The following reconciliation details the numerator and denominator used to calculate basic and diluted earnings per share for the years ended December 31, 1995, 1996 and 1997:

                                    1995                       1996                        1997
                         -------------------------- -------------------------- ----------------------------
                          INCOME    SHARES    PER    INCOME    SHARES    PER     INCOME     SHARES    PER
                         (NUMER-  (DENOMIN-  SHARE   (NUME-  (DENOMIN-  SHARE    (NUME-   (DENOMIN-  SHARE
                          ATOR)     ATOR)    AMOUNT  RATOR)    ATOR)    AMOUNT   RATOR)     ATOR)    AMOUNT
                         -------- ---------- ------ -------- ---------- ------ ---------- ---------- ------
Net Income.............. $337,281                   $541,975                   $1,602,393
Basic EPS............... $337,281  4,763,814 $0.07  $541,975  5,336,430 $0.10  $1,602,393  5,336,430 $0.30
                                             =====                      =====                        =====
Effect of Dilutive
 Securities
Convertible debt........ $ 15,008    375,000
Options.................             524,900                    524,900                      524,900
                         -------- ----------        -------- ----------        ---------- ----------
Diluted EPS............. $352,289  5,663,714 $0.06  $541,975  5,861,330 $0.09  $1,602,393  5,861,330 $0.27
                         ======== ========== =====  ======== ========== =====  ========== ========== =====

 Use of Estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting for Impairment of Long-Lived Assets

  The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

 Stock-Based Compensation

  In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which gives companies the option to adopt the fair-value method for expense recognition of employee stock options or to continue to account for stock options and stock-based awards using the intrinsic-value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and to make pro forma disclosures of net earnings and net earnings per share as if the fair-value method had been applied. The Company has elected to continue to apply APB 25 for stock options and stock-based awards.

 Research and Development

  Research and development costs are expensed as incurred. To date, substantially all research and development activities of the Company have been pursuant to customer contracts and, accordingly, have been expensed as a cost of the projects. For the years ended December 31, 1995, 1996 and 1997, the Company did not incur material research and development costs.

                             CLIENTLINK, INC.

 New Accounting Pronouncement

  In October 1997, Statement of Position (SOP) 97-2, "Software Revenue Recognition" was issued. SOP 97-2 supersedes SOP 91-1 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. Earlier application is encouraged as of the beginning of fiscal years or interim periods for which financial statements or information have not been issued. Retroactive application of the provisions of this SOP is prohibited. The Company has not determined the effects, if any, that SOP 97-2 will have on its financial statements.

 Reclassifications

  Certain reclassifications have been made to prior periods financial statements to conform to the 1997 presentation. All prior period EPS data has been restated to conform to the provisions of Statement 128.

(3) PROPERTY AND EQUIPMENT

  The cost and accumulated depreciation of property and equipment at December 31, 1996 and 1997 are as follows:

                                                             1996       1997
                                                           --------  ----------
      Furniture, fixtures, and other equipment............ $130,125  $  245,601
      Computer hardware and software......................  793,960   1,558,787
      Leasehold improvements..............................   36,466      42,778
                                                           --------  ----------
                                                            960,551   1,847,166
      Less accumulated depreciation....................... (261,919)   (494,462)
                                                           --------  ----------
          Net property and equipment...................... $698,632  $1,352,704
                                                           ========  ==========

(4) PAYABLE TO STOCKHOLDER

  On March 25, 1994, the Company issued a $500,000 Subordinated Convertible Note (the "Subordinated Note") to CompuCom Systems, Inc. ("CompuCom"). The Subordinated Note, which had an original maturity date of August 1, 1996, was convertible into common shares of the Company at a rate of $.667/share. Interest on the Subordinated Note accrued monthly at a rate of Prime plus 1%. Also on March 25, 1994 the Company issued a $250,000 Revolving Note (the "Revolving Note") to CompuCom. The Revolving Note was due and payable on August 1, 1996 and accrued interest monthly at a rate of Prime plus 1%. On December 29, 1995 the Revolving Note was amended to increase the amount available to $1,000,000. The amended Revolving Note had an original maturity of August 31, 1997 and accrued interest at a rate of Prime plus 1%. On December 29, 1995, the Subordinated Note was converted into 375,000 shares of the Company's common Stock. On September 5, 1996, the company executed an Amended and Restated Revolving Note (the "Second Amended Revolving Note"). The Second Amended Revolving Note increased the Company's borrowing availability to $2.5 million. This note bears interest at a rate of Prime plus 1% (9.5% at December 31, 1997) and is due and payable on April 1, 1998. Amounts outstanding under the respective credit agreements are reflected on the Balance Sheets as Note Payable to Stockholder.

  Cash generated from operations is used to pay down any amounts outstanding on the Second Amended Revolving Note. During 1997, the Company generated sufficient cash from operations to completely repay the Second Amended Revolving Note. At various times during 1997, the Company advanced funds to CompuCom on a revolving short-term basis at an annual rate of prime plus 1/2%. Amounts outstanding are reflected on the Balance Sheets as Payable to Stockholder.

  Income taxes payable is reflected on the Balance Sheets as Payable to Stockholder (see Note 5).

                             CLIENTLINK, INC.

  Net interest paid and accrued in 1995 and 1996 amounted to $76,319 and $94,952, respectively. Net interest received and earned during 1997 amounted to $18,330.

(5) INCOME TAXES

  The provision (benefit) for income taxes for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                                     1995      1996      1997
                                                   --------  -------- ----------
Current:
  Federal......................................... $274,712  $140,734 $  826,505
  State...........................................   52,261    27,233    155,976
                                                   --------  -------- ----------
                                                    326,973   167,967    982,481
Deferred Federal.................................. (103,986)  190,349     33,415
                                                   --------  -------- ----------
Income Tax Expense................................ $222,987  $358,316 $1,015,896
                                                   ========  ======== ==========

  Income tax expense for the years ended December 31, 1995, 1996 and 1997 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to pre-tax income as a result of the following:

                                                               1995  1996  1997
                                                               ----- ----- -----
U.S. Federal Income tax rate.................................. 34.0% 34.0% 34.0%
State taxes, net of U.S. Federal income tax benefit...........  4.0%  4.0%  4.0%
Other, net....................................................  1.8%  1.8%  0.8%
                                                               ----- ----- -----
Effective Income tax rate..................................... 39.8% 39.8% 38.8%
                                                               ===== ===== =====

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The Company believes it is more likely than not that existing deferred tax assets will be recognized through reversals of tax timing differences and taxable income in future periods. The Company had the following net deferred tax assets and liabilities as of December 31, 1995, 1996 and 1997:

                                                   1995      1996      1997
                                                 --------  --------  ---------
Current deferred tax assets (liabilities):
  Percentage of completion...................... $175,963  $  2,945  $ (42,472)
  Accounts receivable, principally due to
   allowance for doubtful accounts..............   25,235    32,661     47,176
  Accrued expenses..............................                        24,278
                                                 --------  --------  ---------
    Net current deferred tax assets............. $201,198  $ 35,606  $  28,982
                                                 ========  ========  =========
Noncurrent deferred tax assets (liabilities):
  Intangible assets.............................   24,243    37,091     50,236
  Accelerated depreciation......................  (19,371)  (49,739)   (14,986)
  Other.........................................   (6,386)  (13,623)   (88,312)
                                                 --------  --------  ---------
    Net noncurrent deferred tax liabilities..... $ (1,514) $(26,271) $ (53,062)
                                                 ========  ========  =========

  Income taxes of $222,987, $358,316 and $1,015,896 were added to the note payable to stockholder for the years ended December 31, 1995, 1996 and 1997, respectively.

                             CLIENTLINK, INC.

(6) STOCK-BASED COMPENSATION

  The Company maintains a stock option plan covering certain key employees and directors. Under the 1994 Stock Option Plan, options are granted with an exercise price that approximates the fair value of the stock on the grant date. All grants to date have been nonstatutory stock options. These options vest 20% each year and expire after 10 years.

  The Company applies APB 25 and related interpretations in accounting for its stock option plan. Had compensation been recognized consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                        1997
                                                                     ----------
   Net earnings
     As reported.................................................... $1,602,393
     Pro forma...................................................... $1,509,792
   Basic earnings per share
     As reported.................................................... $      .30
     Pro forma...................................................... $      .29
   Diluted earnings per share
     As reported.................................................... $      .28
     Pro forma...................................................... $      .27

  The per share weighted-average value of stock options issued by the Company during 1997 was $5.85 on the date of grant using the Black Scholes option-pricing model. The Company used the following weighted-average assumptions to determine the fair value of stock options granted:

   Dividend yield...................................................     0%
   Expected volatility..............................................    79%
   Average expected option life..................................... 4.5 years
   Risk-free interest rate..........................................    5.8%

  Pro forma net earnings reflects only options granted in 1997. All of these options were granted in December, therefore, the above pro forma net earnings include only one month of compensation expense. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

  Option activity under the Company's plan is summarized below:

                          DECEMBER 31, 1995 DECEMBER 31, 1996    DECEMBER 31, 1997
                          ----------------- ------------------- --------------------
                                  WEIGHTED-           WEIGHTED-            WEIGHTED-
                                   AVERAGE             AVERAGE              AVERAGE
                                  EXERCISE            EXERCISE             EXERCISE
                          SHARES    PRICE    SHARES     PRICE    SHARES      PRICE
                          ------- --------- --------  --------- ---------  ---------
Outstanding at beginning
 of year................  549,500   $0.07    549,500    $0.07     405,060    $0.08
  Granted...............                                          856,600     9.00
  Exercised.............                                          (37,680)    0.47
  Canceled..............                    (144,440)    0.03      (7,850)    0.47
                          -------   -----   --------    -----   ---------    -----
Outstanding at end of
 year...................  549,500    0.07    405,060     0.08   1,216,130     6.35
Options exercisable at
 year-end...............  109,900    0.07    162,024     0.08     210,066     0.02
Shares available for
 future grant...........  392,500            392,500              392,500

                             CLIENTLINK, INC.

  The exercise prices of the options granted range from $0.0021 to $9.00 per share. The share number and per share price reflect the effect of the 1.57-to-1 stock split.

(7) RELATED PARTY TRANSACTIONS

  The Company's majority stockholder, CompuCom Systems, Inc. ("CompuCom") provides a number of administrative services to the Company on an ongoing basis. These services include, but are not limited to general administration, payroll, financial reporting, sales and income tax reporting, accounts payable, insurance and human resources. In return for providing these services, the Company pays CompuCom a management fee equal to 2.5% of revenues on a monthly basis. Amounts paid and accrued during 1995, 1996 and 1997 were $149,362, $225,406, and $343,048, respectively. Although the fees for the services performed for these periods were not determined as the result of arm's-length negotiations, the Company believes these fees approximate what it would have been charged had it contracted for such fees with an unaffiliated party.

  Revenue included $68,430, $1,416 and $24,682 for services performed for CompuCom during the years ended December 31, 1995, 1996 and 1997, respectively. The Company purchased $27,548, $7,970 and $47,257 of computer equipment from CompuCom during the years ended December 31, 1995, 1996 and 1997, respectively.

  In March 1994, CompuCom loaned $100,000 to an officer of the Company. The note bears interest at the Prime rate and is payable in four equal annual installments beginning March 25, 1996. At December 31, 1997 the outstanding balance of this note was $50,000.

(8) PREFERRED STOCK

  In December 1997, the Company amended and restated its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 25,000,000 and authorized the Board of Directors to issue up to 2,000,000 shares of Preferred Stock, $.01 par value, without shareholder approval, with such rights, preferences, privileges and restrictions as the Board of Directors may determine.

(9) SIGNIFICANT CUSTOMERS

  Revenue from certain of the Company's largest customers individually exceeded 10% of the Company's revenue as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31
                                                                  ----------------
                                                                  1995  1996  1997
                                                                  ----  ----  ----
Customer A.......................................................  55%   39%   56%
Customer B.......................................................  11    48    35
Customer C.......................................................  21    **    **

--------

**less than 10%.

                             CLIENTLINK, INC.

(10) LEASES

  The Company maintains its executive office in Alpharetta, Georgia. This executive office is subject to an operating lease expiring in 2001. Future minimum payments in excess of one year are as follows at December 31, 1997:

      YEAR ENDING DECEMBER 31,                                        AMOUNT
      ------------------------                                      ----------
      1998.........................................................    395,597
      1999.........................................................    403,509
      2000.........................................................    411,579
      2001.........................................................    419,810
                                                                    ----------
                                                                    $1,630,495
                                                                    ==========

  Rent expense for the years ended December 31, 1995, 1996 and 1997 was $202,966, $232,466 and $387,840, respectively.

(11) SAVINGS PLAN

  Substantially all of the Company's employees who have completed at least six months of qualifying service are included in CompuCom's defined contribution plan (401(k) Matched Savings Plan). Participants may contribute to the plan an amount between 1% and 10% of their total annual compensation. The Company matches 50% of each participant's qualifying contributions up to 4%, and an additional 25% of the next 2% of the participant's qualifying contributions. Amounts expensed relating to the Plan were $9,619, $23,160 and $33,884 for the years ended December 31, 1995, 1996 and 1997, respectively.

(12) CONTINGENCIES

  There are no material legal proceedings to which the Company is a party or to which any of its property is subject.

(13) FOURTH QUARTER ADJUSTMENTS

  In the fourth quarter of 1997, the Company recorded $1.2 million ($0.14 basic EPS and $0.13 diluted EPS net of tax) in nonrecurring compensation expense in connection with the waiver of the contractual right of certain employees of the Company, including the Company's President and Chief Executive Officer, to receive shares of the Company's common stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLIC-ITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Dilution..................................................................   13
Selected Financial Data...................................................   14
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations............................................................   15
Business..................................................................   21
Management................................................................   29
Relationship Between the Company and CompuCom--Certain Transactions.......   33
Principal and Selling Stockholders........................................   37
Description of Capital Stock..............................................   38
Shares Eligible for Future Sale...........................................   39
Underwriting..............................................................   41
Legal Matters.............................................................   42
Experts...................................................................   42
Additional Information....................................................   42
Index to Financial Statements.............................................  F-1

 UNTIL                  , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PRO-SPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEAL-ERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             2,000,000 SHARES

                     [LOGO OF CLENTLINK APPEARS HERE]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                                LEHMAN BROTHERS

                                              , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee. All of these fees are being paid by the Company.

      SEC Registration Fee............................................ $  8,142
      NASD Filing Fee.................................................    3,260
      Nasdaq National Market Listing Fee..............................   15,000
      Accounting Fees and Expenses....................................  100,000
      Legal Fees and Expenses.........................................  180,000
      Printing and Engraving..........................................   85,000
      Miscellaneous...................................................   33,598
                                                                       --------
          Total....................................................... $425,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which that person is or is threatened to be made a party by reason of such position, if that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which that person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

  The Certificate of Incorporation of the Company limits the liability of directors and officers of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors and officers of the Company will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, (iii) as to directors only, under the Delaware Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since January 1, 1995, the Company has issued the following securities in unregistered sales:


    1. On December 29, 1995, the Company issued 375,000 shares to CompuCom Systems, Inc. in exchange for cancellation of indebtedness owed by the Company in the amount of $250,125.00. These securities were issued in reliance on the exemption provided by section 4(2) of the Securities Act. The offering was made only to CompuCom Systems, Inc., a sophisticated investor who, as principal stockholder of the Company, had access to all material information about the Company. The Company did not engage in any public solicitation in connection with this offering.

    2. On July 24, 1997, the Company issued 15,000 shares of Common Stock to Robert J. Boutin, a former officer of the Company, upon his exercise of stock options at an exercise price of $.75 per share. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

    3. On December 3, 1997, the Company issued 1,932,300 shares of Common Stock to its existing shareholders as part of a 1.57-to-1 stock split. The Company received no consideration for these shares.

    4. On December 4, 1997, the Company issued options to purchase 841,600 shares of Common Stock, at an exercise price of $9.00 per share to 78 officers, employees and directors of the Company. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

    5. On December 23, 1997, the Company issued options to purchase 15,000 shares of Common Stock, at an exercise price of $9.00 per share to Ross A. Cooley, a director of the Company. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

    6. On December 30, 1997, the Company issued 14,130 shares of Common Stock to Edward R. Anderson, the Chairman of the Board of Directors, upon his exercise of stock options at an exercise price of $.477 per share. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

    7. On January 2, 1998, the Company issued options to purchase 60,000 shares of Common Stock, at an exercise price of $9.00 per share to Donald Graham, an employee of the Company. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

     1         Form of Underwriting Agreement**
     3(i)      First Amended and Restated Certificate of Incorporation of the
               Registrant+
     3(ii)     Amended and Restated Bylaws of the Registrant+
     4         Specimen certificate for Common Stock of the Registrant**
     5         Opinion of Jenkens & Gilchrist, a Professional Corporation, with respect to the legality of the securities being registered**
     10.1      CompuCom Acquisition Corp. of Texas 1994 Stock Option Plan,
               dated April 14, 1994*+
     10.2      First Amendment to ClientLink, Inc. 1994 Stock Option Plan,
               dated January 17, 1995*+
     10.3      1997 Incentive Plan, dated December 4, 1997*+
     10.4      Administrative Services Agreement between the Company and
               CompuCom, dated December 4, 1997+
     10.5      Indemnification Agreement between the Company and CompuCom, dated December 4, 1997+
     10.6      Registration Rights Agreement between the Company and CompuCom, dated December 4, 1997**
     10.7      Employment Agreement between James H. Hamilton and the Company, dated January 16, 1998
     10.8      Form of Indemnification Agreement for Directors and Officers of
               the Company+
     10.9      Office Lease between CK Windward and ClientLink, dated September
               27, 1996 for property located at Windward Fairways I, 2nd Floor,
               Suite 200
     10.10     Amended and Restated Revolving Note, dated September 5, 1996, between the Company and CompuCom in the amount of $2,500,000+
     10.11     Letter Agreement between CompuCom and James H. Hamilton dated
               December 2, 1997+
     11        Statement re computation of net income per share
     23.1      Consent of KPMG Peat Marwick LLP (included on page S-1)
     23.2      Consent of Jenkens & Gilchrist (included in Exhibit 5)
     24        Powers of Attorney (contained on Page II-4)+
     27        Financial Data Schedule

  (b) FINANCIAL STATEMENT SCHEDULES

   S-1 Independent Auditors' Consent and Report on Financial Statement Schedule S-2 Valuation and Qualifying Accounts

  All other schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.
--------

   * Compensatory plan required to be filed pursuant to Item 16(a) of Form S- 1


  ** To be filed by amendment.

   + Previously filed

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on January 16, 1998.

                                          ClientLink, Inc.


                                          By:/s/ James H. Hamilton
                                             ---------------------------------
                                          Name: James H. Hamilton
                                          Title: President and Chief Executive
                                          Officer

  Each individual whose signature below hereby designates and appoints James
H. Hamilton and M. Lazane Smith, and each of them, any one of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agents (the "Attorneys-in-Fact") with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as either Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


                 *
____________________________________ Chairman of the Board of       January 16, 1998
                                     Directors
         Edward R. Anderson

                 *
____________________________________ President, Chief Executive     January 16, 1998
         James H. Hamilton           Officer and Director

        /s/ M. Lazane Smith
____________________________________ Chief Financial Officer,       January 16, 1998
          M. Lazane Smith            Secretary and Director
                                     (Principal Financial and
                                     Accounting Officer)

                 *
____________________________________ Director                       January 16, 1998
          Daniel F. Brown


____________________________________ Director                       January  , 1998
       Christopher J. Moffitt


____________________________________ Director                       January  , 1998
          Glenn T. Rieger


____________________________________ Director                       January  , 1998
           Ross A. Cooley

      *By: /s/ M. Lazane Smith
____________________________________
 M. Lazane Smith, Attorney-in-fact


   INDEPENDENT AUDITORS' CONSENT AND REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
Clientlink, Inc.:

The audits referred to in our report dated January 15, 1998, included the related financial statement schedule for each of the years in the three-year period ended December 31, 1997, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the references to our firm under the headings "Experts" and "Selected Financial Data" in the prospectus.

                                          KPMG Peat Marwick LLP

Dallas, Texas

January 16, 1998

                                CLIENTLINK, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

               YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                          BALANCE AT  CHARGED TO WRITE-OFFS OF BALANCE AT
                         BEGINNING OF COSTS AND  UNCOLLECTIBLE   END OF
                            PERIOD     EXPENSES    ACCOUNTS      PERIOD
                         ------------ ---------- ------------- ----------
Accounts receivable--
 Allowance for doubtful
 accounts
1995                       $38,000     $ 28,090    $  2,685     $ 63,405
1996                       $63,405     $292,252    $273,593     $ 82,064
1997                       $82,064     $313,645    $274,122     $121,587

                               Index to Exhibits

1         Form of Underwriting Agreement**
3(i)      First Amended and Restated Certificate of Incorporation of the
          Registrant+
3(ii)     Amended and Restated Bylaws of the Registrant+
4         Specimen certificate for Common Stock of the Registrant**
5 Opinion of Jenkens & Gilchrist, a Professional Corporation, with respect to the legality of the securities being registered**
10.1 CompuCom Acquisition Corp. of Texas 1994 Stock Option Plan, dated April 14, 1994*+
10.2 First Amendment to ClientLink, Inc. 1994 Stock Option Plan, dated January 17, 1995*+
10.3      1997 Incentive Plan, dated December 4, 1997*+
10.4 Administrative Services Agreement between the Company and CompuCom, dated December 4, 1997+
10.5 Indemnification Agreement between the Company and CompuCom, dated December 4, 1997+
10.6 Registration Rights Agreement between the Company and CompuCom, dated December 4, 1997**
10.7 Employment Agreement between James H. Hamilton and the Company, dated January 16, 1998
10.8      Form of Indemnification Agreement for Directors and Officers of the
          Company+
10.9 Office Lease between CK Windward and ClientLInk, dated September 27, 1996 for property located at Windward Fairways 1, 2nd Floor, Suite 200
10.10 Amended and Restated Revolving Note, dated September 5, 1996, between the Company and CompuCom in the amount of $2,500,00+
10.11 Letter Agreement between CompuCom and James H. Hamilton, dated December 2, 1997+
11        Statement re computation of per share earnings
23.1      Consent of KPMG Peat Marwick LLP (included on page S-1)
23.2      Consent of Jenkens & Gilchrist (included in Exhibit 5)
24        Powers of Attorney (contained on Page II-4)+
27        Financial Data Schedule
_______________
*  Compensatory plan required to be filed pursuant to Item 16(a) of Form S-1
** To be filed by amendment.
+  Previously filed.